Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cytonics Corporation
658 W. Indiantown Road
Jupiter, FL 33458
https://cytonics.com/

Up to $3,261,728.90 in Series C Preferred Stock at $2.30
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cytonics Corporation
Address: 658 W. Indiantown Road, Jupiter, FL 33458
State of Incorporation: FL
Date Incorporated: July 19, 2006

Terms:

Equity

Offering Minimum: $9,998.10 | 4,347 shares of Series C Preferred Stock
Offering Maximum: $3,261,728.90 | 1,418,143 shares of Series C Preferred Stock
Type of Security Offered: Series C Preferred Stock
Purchase Price of Security Offered: $2.30
Minimum Investment Amount (per investor): $499.10

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*`

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 100% Bonus Shares

As you are a previous investor, you are eligible for additional bonus shares.

Flash Perks

Flash Perk 1

Invest between January 12-16 and receive 10% bonus shares.

Flash Perk 2

Invest between February 12-16 and receive 10% bonus shares.

Combo/Avid Investor Perks

Early Bronze

Invest $2,000+ within the first two weeks and receive an additional 10% of your investment in bonus shares.

Early Silver

Invest $5,000+ within the first two weeks and receive an additional 15% of your investment in bonus shares.

Early Gold

Invest $10,000+ within the first two weeks and receive an additional 20% of your investment in bonus shares.

Amount-Based Perks

Bronze | $5,000+

Invest $5,000+ and receive an additional 5% of your investment in bonus shares.

Silver | $10,000+

Invest $10,000+ and receive an additional 10% of your investment in bonus shares + 1 hour call with Joey Bose, President, and CEO.

Gold | $25,000+

Invest $25,000+ and receive an additional 15% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from.

Diamond | $50,000+

Invest $50,000+ and receive an additional 20% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from + free APIC treatment (our FDA-approved therapy for osteoarthritis).

Platinum | $100,000+

Invest $100,000+ and receive 25% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from + free APIC treatment (our FDA-approved therapy for osteoarthritis.

*In order to receive investment incentives beyond the issuance and ownership of the shares you purchased one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks and investment incentives occur when the offering is completed.

....

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks and investment incentives due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks and investment incentives because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Cytonics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $2.30 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus as well as the Loyalty and/or Reservations Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cytonics Corporation ("Cytonics" or the "Company") is a biopharmaceutical company developing novel therapies for osteoarthritis and other inflammatory diseases. Founded in 2006 by a board-certified orthopedic surgeon and prolific researcher, the company is on a mission to disrupt the regenerative medicine field with its proprietary and innovative biologic therapies for osteoarthritis.

If approved by the FDA, we believe Cytonics' novel treatment for osteoarthritis, CYT-108, will be the first and only therapy that targets the root cause of osteoarthritis. CYT-108 actually reverses the effects of the disease by repairing cartilage damage and restoring joint health.

Cytonics Australia Pty Ltd is a fully owned subsidiary established specifically to manage the expenses associated with clinical trials. This strategic structuring facilitates the company's eligibility to claim a 43.5% Research and Development Tax Incentive (RDTI) offered by the Australian government. The Constitution of Cytonics Australia Pty Ltd outlines the governance framework that directs company management, ensuring compliance with the provisions of the Corporations Act.

Business Model

We are an early-stage biotechnology research and development company with an FDA-approved therapy in the market. This medical device, called the Autologous Protease Inhibitor Concentrate system ("APIC" for short), purifies out a therapeutic blood protein called A2M. When injected into the joint, A2M inhibits the destructive enzymes that chew up the protective cartilage, thereby promoting cartilage regeneration and encouraging joint restoration. Since 2015, APIC therapy has treated

over 8,000 patients and serves as clinical proof that A2M is an effective treatment for osteoarthritis. Now, we are leveraging the power of A2M to create a "super A2M" - a genetically modified version of the naturally occurring blood protein that has enhanced efficacy and global commercial potential.

Called "CYT-108," this lead drug candidate has been shown to be up to 4x more effective than the natural A2M in preclinical studies and is on the verge of a first-in-human Phase 1 clinical trial. We dedicate all of our resources to the development of CYT-108 and run a very lean operation (~70% of all investor dollars and revenue is spent on research and development).

Once we have clinical data in hand, we will be in an advantageous position to align with a strategic partner and/or license the development rights to a larger pharmaceutical company. Our investors will realize a return on their investment when we either (1) sell the entire company in a private acquisition, or (2) publicly list Cytonics' stock ahead of a developmental licensing agreement with a strategic partner.

Cytonics Corporation was initially organized as Gamma Spine, Inc., a Florida corporation on July 19, 2006, and changed its name to Cytonics Corporation on April 20, 2007.

Competitors and Industry

Competitors

Large pharmaceutical companies have not been able to do what we've done because they have adopted a very narrow approach to treating osteoarthritis (OA). Big Pharma has tried to imitate the successful discovery of a treatment for rheumatoid arthritis (RA) by looking for a single cause of OA. They failed to realize that the cause of OA is multi-faceted and cannot be distilled down to one root cause. Their attempts failed because they didn't see the bigger picture, which is that OA is much more complex and that a successful therapeutic would have to inhibit multiple targets instead of just one. Fortunately, our lab has proven that A2M is a broad-spectrum inhibitor of all proteins that could potentially cause OA.

Another reason that Big Pharma hasn't been able to develop a therapeutic like ours is that their focus has historically been on developing small molecule drugs (think pills that come in a bottle) instead of biologic therapies (like our recombinant A2M). By establishing a biologic treatment, we open ourselves up to potential fast-track status by the FDA, which would bring our recombinant A2M drug to market much faster and at a significantly lower cost. Biologics have taken off in recent years, and we are at the forefront of this innovation.

Industry

We have determined the size of the osteoarthritis (OA) market by looking at the current market for rheumatoid arthritis (RA) treatments. Historically, rheumatoid arthritis was treated by anti-inflammatories and painkillers much like osteoarthritis. These palliative measures were not adequate. Fortunately, researchers discovered that RA was caused by the overproduction of a single protein called TNF-alpha. One of the researchers won a Nobel Prize for this discovery. Not long after, drug companies developed a way to stop TNF-alpha via TNF-alpha Inhibitors. Three of the top ten selling drugs in the world are TNF-alpha Inhibitors, with over $30 billion worth of worldwide sales last year.

We know that the incidence of OA is six times that of RA. Six times the current sales of TNFalpha Inhibitors equate to a $180 billion market for any therapy that can treat OA like our A2M product does.

It is also important to consider that, unlike rheumatoid arthritis, osteoarthritis can also result from injury to the joint. Our estimate of $180 billion is conservative and the actual number is likely much more significant.

Current Stage and Roadmap

Current Stage

The company's current IP Portfolio includes 22 issued US and international patents with 5 patents pending.

We are currently developing "CYT-108," a novel biologic therapy for osteoarthritis. We also have an OA biomarker test ("FACT") and medical device treatment treatment ("APIC") in the market. Our licensing partner of the APIC device is currently pursuing FDA approval for a modified APIC device called the "APIC Mini" (a more cost-effective solution for smaller joints).

We have completed preclinical studies for our genetically modified A2M variant, "CYT-108," and are ready for our first-in-human Phase 1 clinical trial. Our Contract Manufacturing Organization, Goodwin Biotechnology, has purified our GMP-grade CYT-108 for human clinical studies.

APIC, our Autologous Protease Inhibitor Concentrate (APIC) therapy, is FDA-approved and has been used to treat over 8,000 patients to date. It works by concentrating the naturally occurring, therapeutic A2M protein found in the bloodstream and delivering this purified A2M into arthritic joints. We have licensed the manufacturing and distribution rights to two 3rd parties manufacturers in the human and veterinary markets. It is also being used to treat racehorses with success.

FACT Diagnostic, or the Fibronectin-Aggrecan Test ("FACT") is a diagnostic to measure the level of cartilage damage in

arthritic joints. This diagnostic is sold alongside the APIC therapy.

Future Roadmap

Cytonics is on the cusp of a Phase 1 clinical trial for our novel biologic drug candidate, CYT-108, as a treatment for osteoarthritis of the knee. We have started the manufacturing process to produce a "GMP-grade" (Good Manufacturing Practices) drug product, which will be ready in early December 2023 to deliver to the clinical trial sites. We have selected an Australian CRO (Contract Manufacturing Organization) to manage the Phase 1 clinical trial, which will oversee two clinical trial sites in the country. We anticipate initiating this first-in-human study in early 1Q24. The trial will involve a dosing period of three months and a three-month follow-up, collecting safety and efficacy data along the six-month time course. We expect preliminary results to be ready by early 4Q24. This dataset will be used to attract the interest of strategic partners and potential acquirers. We expect to enter into a strategic partnership to fund the next valuation inflection, a Phase 2 clinical trial, which will determine the efficacy of CYT-108 as a treatment for OA of the knee in a large patient population (hundreds of subjects) that is sufficiently powered to obtain statistically significant results. We expect that a positive Phase 2 dataset will lead to an exit in the form of (1) a licensing deal with a larger pharmaceutical company followed by an IPO, or (2) a private sale of Cytonics' entire intellectual property portfolio. Both of these strategies will allow shareholders to liquidate their investments.

The Team

Officers and Directors

Name: Gaetano Scuderi

Gaetano Scuderi's current primary role is with Palm Beach Spine and Sport. Gaetano Scuderi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Chairman of the Board (Full Time)
  Dates of Service: July, 2006 - Present
  Responsibilities: Dr. Scuderi is involved in shareholder relations, recruiting talent, providing expert medical advice, and designing clinical studies. Dr. Scuderi does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Palm Beach Spine and Sport
  Title: Orthopaedic Surgeon
  Dates of Service: December, 2012 - Present
  Responsibilities: Board-certified orthopaedic surgeon

Name: Joey Bose

Joey Bose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & President
  Dates of Service: May, 2018 - Present
  Responsibilities: Mr. Bose is responsible for the day-to-day operations of the company, raising capital and managing all of the employees and service providers in pursuance of the Phase 1 clinical study for CYT-108. Mr. Bose currently receives salary compensation of $204K for this role with a $100K milestone bonus schedule and 434K Common Stock Options.

Name: Tracy Goeken

Tracy Goeken's current primary role is with Linical. Tracy Goeken currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (Part Time)
  Dates of Service: November, 2020 - Present
  Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews

and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Dr. Goeken's experience managing clinical trials gives Cytonics the expertise necessary to design and conduct Phase 1 and 2 studies. Tracy does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Aventusoft
  Title: Medical Advisory Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: Provide medical advice and strategy to organization in an advisory capacity

Other business experience in the past three years:

- Employer: BioFlorida
  Title: Board of Directors
  Dates of Service: March, 2022 - Present
  Responsibilities: Provide strategic and operational oversight to BioFlorida

Other business experience in the past three years:

- Employer: Keiser University
  Title: Advisory Board Member, Biomedical Sciences
  Dates of Service: November, 2020 - December, 2021
  Responsibilities: Provide strategic and operational support to the Biomedical Sciences educational division.

Other business experience in the past three years:

- Employer: Linical
  Title: Chief Medical Officer
  Dates of Service: January, 2018 - Present
  Responsibilities: Builds and maintains an "organizational culture" of Quality within the organization. Provides strategic leadership and management to the organization that mirrors the adopted mission and core value of the company.

Name: Gordon Ramseier

Gordon Ramseier's current primary role is with BCI Life Science Advisors. Gordon Ramseier currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (Part Time)
  Dates of Service: March, 2009 - Present
  Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Mr. Ramseier's experience as a biotech consultant provides Cytonics with the experience necessary to identify licensing opportunities for its drug assets.

Other business experience in the past three years:

- Employer: BCI Life Science Advisors
  Title: President
  Dates of Service: January, 2019 - Present
  Responsibilities: Provide consulting services on a part time basis

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as

hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The company's current IP Portfolio includes 22 issued US and international patents with 5 patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such

practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Some of the Company's products are ready for commercial sales, but there is no certainty that these products will be successfully marketed
The Company's ability to develop and commercialize products based on their proprietary technology will depend on their ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing their technology will be successfully marketed or licensed. The

products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed.

The Company will be dependent upon third party suppliers and manufacturers
Because of the Company's limited resources, they will be dependent upon other companies to conduct research, supply key components and to manufacture our products. The Company's ability to develop and maintain relationships with these suppliers, as well as their ability to develop additional sources for key components and manufacturing capabilities, may be important for long-term success. The Company cannot assure you that they will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of their business plan.

The Company may not be able to obtain the regulatory approvals necessary to market our products
Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products.

The development and commercialization of the Company's products and services are highly competitive
It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Biopharmaceutical market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may not be able to obtain the regulatory approvals necessary to market our products
Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products. The Company's research and development activities and the manufacturing, labeling, distribution and marketing of products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. The Company's products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. The inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon the business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which the Company's products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. The Company believes that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, the Company makes a legal judgment about the appropriate form and content of the application. If the regulator disagrees with their judgment in any particular case and, for example, requires them to file a pre-market approval application rather than allowing them to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted. Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices. The regulatory authorities require that the products be manufactured according to rigorous standards. These regulatory requirements may significantly increase the production or purchasing costs above currently expected levels and may even prevent the Company from making their products in quantities sufficient to meet market demand. If the Company changes the approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop manufacturing capability may mean that even if they develop promising new products, they may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing the product or products based on the technology, and civil and criminal penalties.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights
The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

A majority of the Company is owned by a small number of owners

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 25.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series C Preferred Stock.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gaetano Scuderi	6,453,384	Common Stock	22.4%

The Company's Securities

The Company has authorized Common Stock, Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,418,143 of Series C Preferred Stock .

Common Stock

The amount of security authorized is 50,000,000 with a total of 16,528,698 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

In 2018, the Company effected a 2-1 forward stock split of common stock and common stock equivalents.

Initial Preferred Stock

The amount of security authorized is 150,000 with a total of 150,000 outstanding.

Voting Rights

One vote per share of Common Stock

Material Rights

One share of Initial Preferred Stock is convertible into 1.2 shares of Common Stock. As a result of the forward stock split and conversion ratio, there are 360,000 common stock equivalents generated from the conversion of Initial Preferred Stock, on a fully-diluted basis.

Dividends: The holders of Initial Preferred Stock shall participate in all dividendsand other distributions that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock has been converted into Common Stock.

Liquidation: Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (ili) a reorganization of the Corporation required by any court or administrative body in order ot comply with any provision of law each of the events referred to ni clauses (i), (ii) and (iii) being referred to as a "Liquidation Event"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid ni full ni cash with respect ot each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price".

Conversion: Holders of Initial Preferred Stock have the right to voluntarily convert their shares into Common Stock at any time without additional cost, at a conversion ratio of one to 1.2, meaning each share of Initial Preferred Stock converts into 1.2 shares of Common Stock, with adjustments to this ratio possible in certain circumstances.

Voting: Holders of Initial Preferred Stock have the right to vote with Common Stock holders as a single class on all matters presented to shareholders. The number of votes per share of Initial Preferred Stock is equivalent to the maximum number of Common Stock shares it can be converted into, with fractional votes rounded to the nearest whole number and no cumulative voting allowed.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 1,500,000 with a total of 1,127,380 outstanding.

Voting Rights

One vote per share of Common Stock.

Material Rights

One share of Series A Preferred Stock converts into one share of Common Stock. As a result of the forward stock split and conversion ratio, there are 1,127,380 common stock equivalents generated from the conversion of Series A Preferred Stock, on a fully-diluted basis.

Dividends: Holders of Series A Preferred Stock participate in dividends and distributions declared on Common Stock as if their shares were converted into Common Stock, except for stock dividends like stock splits or selective repurchases.

Liquidation Preference: In a liquidation event, Series A Preferred Stock holders are entitled to be paid an amount equal to the "Series A Purchase Price" in parity with Initial Preferred Stock holders, after debts and liabilities are settled. If funds are insufficient for full payment, they are distributed proportionally between Initial and Series A Preferred Stock holders.

Voluntary Conversion: Series A Preferred Stock holders can voluntarily convert their stock into Common Stock, with the conversion being effective upon delivery of a conversion notice and surrender of the stock certificates.

Automatic Conversion: Series A Preferred Stock automatically converts into Common Stock upon a Qualified Public Offering, with accrued unpaid cash dividends being canceled.

Fractional Shares: No fractional shares are issued upon conversion. Fractional interests are aggregated, and any fractional share is compensated with cash equivalent to its market value.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series B Preferred Stock

The amount of security authorized is 6,000,000 with a total of 5,149,730 outstanding.

Voting Rights

One vote per share of Common Stock.

Material Rights

One share of Series B Preferred Stock converts into one share of Common Stock. As a result of the forward stock split and conversion ratio, there are 5,149,730 common stock equivalents generated from the conversion of Series B Preferred Stock, on a fully-diluted basis.

Dividends: Series B Preferred Stockholders are entitled to participate in all dividends and distributions declared on Common Stock, as if their shares were converted into Common Stock, excluding stock dividends like stock splits or selective repurchases.

Liquidation Preference: In a liquidation event, after satisfying debts and liabilities and the preferential payments to Initial and Series A Preferred Stock, Series B Preferred Stockholders are entitled to be paid the "Series B Purchase Price" in full before any Junior Securities. If insufficient funds, payments are made ratably among Series B holders.

Voluntary Conversion: Series B Preferred Stockholders can elect to convert their stock into Common Stock. Conversion is effective upon delivery of a conversion notice and surrender of stock certificates.

Automatic Conversion: Series B Preferred Stock automatically converts into Common Stock upon a Qualified Public Offering, with all accrued but unpaid cash dividends being canceled.

Fractional Shares: No fractional shares are issued upon conversion. Fractional interests are aggregated and compensated in cash equivalent to their market value.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

Series C Preferred Stock

The amount of security authorized is 10,000,000 with a total of 5,439,444 outstanding.

Voting Rights

One vote per share of Common Stock

Material Rights

The total number of shares outstanding on a fully diluted basis, 28,605,252 shares, includes 16,528,698 shares of Common Stock (which includes 10,201,388 shares of Common Stock and 6,327,310 shares of issued stock options), 360,000 shares of Initial Preferred Stock, 1,127,380 shares of Series A Preferred Stock, 5,149,730 shares of Series B Preferred Stock, and 5,439,444 shares of Series C Preferred Stock.

One share of Series C Preferred converts into one share of Common Stock. There are 5,439,444 Common Stock equivalents generated from the conversion of Series C Preferred Shares, on a fully-diluted basis.

Dividends: Holders of Series C Preferred Stock participate in dividends on the same basis as if they were Common Stock, except for stock dividends from splits or non-pro-rata repurchases.

Liquidation Preference: In a Liquidation Event, Series C Preferred Stockholders are paid in full in cash before any Junior Securities.

If funds are insufficient, Series C, A, and Initial Preferred Stockholders are paid proportionally.

After satisfying Preferred Stockholders, any remaining net assets are distributed ratably among all classes of stock, treating each Preferred Stock as convertible into Common Stock.

Conversion into Common Stock: Series C Preferred Stock can be voluntarily converted to Common Stock on a one-to-one ratio.

On voluntary conversion, the holder must notify the Corporation and surrender the stock certificates or provide an Affidavit of Loss.

The Corporation issues Common Stock certificates without charge for the converted shares.

Automatic conversion to Common Stock occurs upon a Qualified Public Offering, with all accrued dividends canceled.

No fractional shares are issued upon conversion; instead, cash is paid for the fair market value of fractions.

These preferences do not limit the right to convert Series C Preferred Stock to Common Stock at any time.

A Qualified Public Offering or certain other events can trigger automatic conversion to Common Stock.

More than 50% of Series C Preferred Stockholders can waive liquidation preferences for a sale or reorganization of the Corporation.

Transfer of Shares. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation.

Restriction on Transfer of Stock. A written restriction on the transfer or registration of transfer of capital stock of the Corporation, if permitted by the provisions of the Act, and noted conspicuously on the certificate representing such capital stock, may be enforced against the holder of the restricted capital stock of any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

For additional information regarding these rights please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Series C Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or

by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,738,265.00
  Number of Securities Sold: 737,334
  Use of proceeds: Phase 1 clinical trial for osteoarthritis
  Date: April 15, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series C Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,843,709.00
  Number of Securities Sold: 1,393,005
  Use of proceeds: Phase 1 clinical trial for osteoarthritis.
  Date: October 20, 2022
  Offering exemption relied upon: Regulation CF

- Name: Series C Preferred Shares
  Type of security sold: Equity
  Final amount sold: $650,000.00
  Number of Securities Sold: 282,609
  Use of proceeds: GMP drug manufacturing.
  Date: October 26, 2022
  Offering exemption relied upon: 506(c)

- Name: Series C Preferred Shares
  Type of security sold: Equity
  Final amount sold: $4,729,700.00
  Number of Securities Sold: 2,364,850
  Use of proceeds: Preclinical studies
  Date: June 29, 2021
  Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended December 31, 2022, the Company sustained a net loss of approximately $2.84 million and had net cash used in operations of approximately $2.49 million. The vast majority of these expenses are related to the research and development of the Company's experimental drug candidate, CYT-108, as a treatment for osteoarthritis.

R&D expense 2022: $2,057,466

R&D expense 2021: $2,205,358

R&D expenses remained flat.

The Company recognizes revenue from minimum guaranteed royalties (MGRs) from the sale of their autologous APIC medical device when they become due under the terms of the contract and the consideration has been received or is expected to be received. The Company also generates revenues from running diagnostic tests.

Revenue 2022: $405,000

Revenue 2021: $310,000

Revenues increased in 2022 due to an increase in APIC sales.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such a time that the Company generates sufficient cash flow to sustain its operations.

Historical results and cash flows:

The Company is currently in the research and development stage of its biopharmaceutical drug development activities and is revenue-generating for its medical device and diagnostic business. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because biopharmaceutical development is very capital-intensive and the month-to-month variance in expenses is high. Past cash was primarily generated through equity investments and from royalties generated by medical device sales. Our goal is to develop our lead drug candidate for osteoarthritis, CYT-108, through Phase 1 and 2 clinical trials before selling the company's intellectual property portfolio to a large pharmaceutical company or licensing the development and sales rights to a partner. The cost of a Phase 2 clinical trial is significantly more expensive than a Phase 1, and we expect to align with a strategic partner to co-sponsor the study.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available in the form of approximately $1.3M cash on hand. The Company has no outstanding long-term debt nor significant lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the first-in-human Phase 1 clinical trial of our biologic drug candidate for osteoarthritis.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately six (6) months. This is based on a current monthly burn rate of $200,000 for expenses related to research and development

and employee compensation.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate until it identifies a strategic partner to pursue Phase 2 clinical trials. This timeline is highly dependent on the M&A market conditions and could occur immediately after Phase 1 results are reported, or possibly take 1-2 years while biotech deal-making activity recuperates from the ongoing bear market and general risk aversion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a bridge round offering to its current investors prior to the Reg CF.

Indebtedness

- Creditor: Joey Bose
  Amount Owed: $30,000.00
  Interest Rate: 15.0%
  Maturity Date: September 01, 0203
  During the month of September 2022, a convertible promissory note was issued to Mr. Joey Bose (CEO & President – Key Managerial Person). The note had a principal amount of $30,000 at the rate of 15% interest per annum with maturity date of one (1) year. As additional consideration for the Note, 15,000 stock options were awarded to the holder of the note to purchase common stock of the Company at a purchase price of two dollars ($2.00) per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

- Creditor: Gaetano Scuderi, MD
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2022
  A convertible promissory note with a principal amount of $25,000 was issued Gaetano Scuderi, MD (Founder and Chairman) in June 2022. The debt was issued with 12,500 stock options to purchase Company common stock at a purchase price of $2.00 per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share. The note has a maturity period of one (1) year.

Related Party Transactions

- Name of Entity: Joey Bose
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During the month of September 2022, a convertible promissory note was issued to Mr. Joey Bose (CEO & President – Key Managerial Person)
  Material Terms: The note had a principal amount of $30,000 at the rate of 15% interest per annum with maturity date of one (1) year. As additional consideration for the Note, 15,000 stock options were awarded to the holder of the note to purchase common stock of the Company at a purchase price of two dollars ($2.00) per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

- Name of Entity: Gaetano Scuderi, MD
  Relationship to Company: Director
  Nature / amount of interest in the transaction: A convertible promissory note with a principal amount of $25,000 was issued Gaetano Scuderi, MD (Founder and Chairman) in June 2022.
  Material Terms: The debt was issued with 12,500 stock options to purchase Company common stock at a purchase price of $2.00 per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share. The note has a maturity period of one (1) year

- Name of Entity: Lewis Hanna, PhD
  Relationship to Company: Officer

Nature / amount of interest in the transaction: Professional fees in the amount of $74,200 were paid to Lewis Hanna, PhD (Chief Scientific Officer).
Material Terms: These fees are related consulting services provided to the Company during the year 2022.

- Name of Entity: Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD
  Relationship to Company: Director
  Nature / amount of interest in the transaction: All three independent Directors (Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD) were granted 50,000 common stock options in January 2022
  Material Terms: These stock options were granted as compensation for their services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.

Valuation

Pre-Money Valuation: $65,792,079.60

Valuation Details:

Early-stage biotechs are valued based on a risk-adjusted discounted cash flow (DCF) model of future cash flows generated over the patent lifetime of their assets (20 years). Like all financial models, certain assumptions need to be made in order to conduct this analysis.

<u>These assumptions can be grouped into three categories:</u>

1. Revenue Drivers, which include:

● Market capture post-drug approval

● Drug sales price once it enters the market

● Number of treatments administered/doses given per patient

● Revenue in perpetuity - after the proprietary drug comes off of patent, generics flood the market, and the revenue from the drug decreases substantially.

2. Cost Drivers, which include:

● An estimate of Sales, Goods, and Administrative fees related to marketing and selling the drug (advertising, sales personnel, salaries, etc)

● Cost of Goods Sold - the unit cost of producing each dose of the drug

3. Risk Metrics, which include:

● The Discount Rate applied to the cash flows - this discounting factor represents the opportunity cost of funding a particular drug development program. A larger discount factor implies more risk, and the value of the cash flows is reduced accordingly.

● Clinical Trial Risk Rate - this metric factors in the probability of clinical trial success/failure at each of the 3 Phases. The earlier the stage, the greater the risk.

Cytonics' valuation of approximately $65M is imputed by assuming a 1% market capture for CYT-108 post-approval, a $1,500 price per dose of CYT-108, each patient receives 2 doses annually, a Discount Rate of 50% (representing a very large amount of risk), and a 60% success rate of the Phase 1 clinical trial (based on historical data. Cost assumptions include COGS 15% (as a percent of revenue) and SG&A 34% (as a percent of revenue).

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  94.5%
  General working capital

If we raise the over allotment amount of $3,261,728.90, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  70.0%
  We will use 70% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  9.0%
  We will use 9% of the funds to hire key personnel for daily operations, including the following roles: CEO and consultant fees (SEC counsel, patent attorneys, accountants, and advisors).. Wages to be commensurate with training, experience and position.

- Working Capital
  14.5%
  We will use 14.5% of the funds for working capital to cover expenses for the Phase 1 clinical trial as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cytonics.com/ (cytonics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cytonics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cytonics Corporation

[See attached]

Cytonics Corporation

Financial Statements as of and
for the Years Ended December 31, 2022 and 2021

Table of Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:
Cytonics Corporation:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cytonics Corporation (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a net loss of $2,844,674 and cash used in operations of $2,492,600 for the year ended December 31, 2022. The Company also had an accumulated deficit as of December 31, 2022 of $22,752,181. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's Plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Stock Options

As described in Footnote 2 "Share-Based Payments", Footnote 5 "2022 Notes" and Footnote 7 "Stock-Based Compensation" to the financial statements, the Company recorded stock options expense during 2022 resulting from grants in year 2022 to certain employees and to certain note holders and grants in previous years. The grants in 2022 resulted in a total stock options value of $112,833 being recognized over the service periods for compensatory grants and over the debt term for grants issued with Notes. The Company had to obtain a valuation of the business which was then allocated to the various classes of capital stock outstanding in order to determine the value of the common stock on the grant dates. This common stock value was then used in a modified Black-Scholes option pricing model to determine the value of the options on the grant dates.

We identified the valuation the stock options as a critical audit matter. Auditing management's valuation of stock options involved a high degree of subjectivity.

The primary procedures we performed to address these critical audit matters included (a) reviewed management's process for valuing the business and the stock options, (b) determined whether the valuation method management selected was reasonable by comparing it to generally accepted methodologies for valuing a business and stock options, (c) tested management's valuation of the business and stock options by testing assumptions and data used in the valuation models, and (d) recomputed the stock options valuations. We agreed with management's final conclusions with regard to the stock options valuation.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2023.
Boca Raton, Florida
November 3, 2023

D. BROOKS
& ASSOCIATES CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Cytonics Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cytonics Corporation ("the Company") as of December 31, 2021, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 of the financial statements, the Company suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note 3 of the financial statements. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

D. Brooks and Associates CPAs, P.A.

D. Brooks and Associates CPAs, P.A.

We have served as the Company's auditor since 2017.

Palm Beach Gardens, Florida
March 30, 2022

CYTONICS CORPORATION
Balance Sheets
As of December 31, 2022 and 2021
(in whole dollars, except per share data)

	As of December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,166,390	$ 967,757
Accounts receivable (net of allowance for doubtful accounts of $0 and $0, respectively)	100,000	123,333
Prepaid expenses	22,833	1,968
Total current assets	1,289,223	1,093,058
Accounts receivable, non-current, net	148,753	217,860
Intangible assets, net	—	445,840
Total assets	$ **1,437,976**	$ **1,756,758**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 247,817	$ 554,929
Notes payable, net of debt discounts	56,429	—
Total current liabilities	304,246	554,929
Total liabilities	$ **304,246**	$ **554,929**
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Convertible Initial Preferred Stock, $.001 par value; 150,000 shares authorized, issued and outstanding	150	150
Convertible Series-A Preferred Stock, $.001 par value; 1,500,000 shares authorized; 576,190 shares issued and outstanding	576	576
Convertible Series-B Preferred Stock, $.001 par value; 6,000,000 shares authorized; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series-C and C-1 Preferred Stock, $.001 par value; 10,000,000 shares authorized; 4,702,042 and 2,994,557 shares issued and outstanding, respectively	4,703	2,995
Common Stock, $.001 par value; 50,000,000 shares authorized, 10,257,042 and 10,117,042 shares issued and outstanding, respectively	10,257	10,117
Additional paid-in capital	23,867,651	21,092,923
Accumulated deficit	(22,752,181)	(19,907,507)
Total stockholders' equity	1,133,730	1,201,829
Total liabilities and stockholders' equity	$ **1,437,976**	$ **1,756,758**

See accompanying notes to financial statements.

CYTONICS CORPORATION
Statements of Operations
For the Years Ended December 31, 2022 and 2021
(in whole dollars, except per share data)

		2022		2021
Revenues:				
License and royalty revenues	$	405,000	$	307,500
Total revenues		405,000		307,500
Operating Expenses:				
Research and development expense		2,057,466		2,205,358
Payroll expense		315,414		237,674
Selling, general and administrative expenses		103,670		584,045
Professional fees		223,863		143,930
Amortization		21,894		30,376
Impairment loss on intangibles		453,456		—
Total operating expenses		3,175,764		3,201,383
Loss from operations		(2,770,764)		(2,893,883)
Other (expense) income:				
Interest income		11,093		14,514
Other Income		22,001		—
Interest (expense)		(56,091)		(263,857)
Paycheck protection program loan forgiveness		—		27,408
Loss on extinguishment of debt		(19,675)		—
Gain on extinguishment of debt		—		571,629
Amortization of debt discount		(31,239)		—
Total other (expense)/income		(73,910)		349,694
Net (loss) before income taxes		(2,844,674)		(2,544,189)
Income taxes		—		—
Net (loss)	$	(2,844,674)	$	(2,544,189)
Net (loss) per common share: basic	$	(0.28)	$	(0.25)
Net (loss) per common share: diluted	$	(0.28)	$	(0.25)
Weighted average common shares outstanding:				
Basic		10,152,039		10,023,030
Diluted		10,152,039		10,023,030

See accompanying notes to financial statements.

CYTONICS CORPORATION
Statements of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2022 and 2021
(in whole dollars, except per share data)

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total in Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value			
Balance, December 31, 2020	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	-	$ -	9,547,120	$ 9,547	$ 16,309,053	$ (17,363,318)	$ (1,041,417)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	33,248	-	33,248
Issuance preferred stock for cash, net of issuance costs	-	-	-	-	-	-	2,424,016	2,424	-	-	3,764,885	-	3,767,309
Conversion of debt to equity	-	-	-	-	-	-	570,541	571	569,922	570	985,737	-	986,878
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,544,189)	(2,544,189)
Balance, December 31, 2021	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	2,994,557	$ 2,995	10,117,042	$ 10,117	$ 21,092,923	$ (19,907,507)	$ 1,201,829
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	58,348	-	58,348
Stock-based compensation issued with debt	-	-	-	-	-	-	-	-	-	-	54,485	-	54,485
Exercise of stock options									140,000	140	27,860		28,000
Issuance preferred stock for cash, net of issuance costs	-	-	-	-	-	-	1,693,138	1,694	-	-	2,601,051	-	2,602,743
Conversion of debt to equity	-	-	-	-	-	-	14,348	14	-	-	32,986	-	33,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	(2,844,674)	(2,844,674)
Balance, December 31, 2022	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	4,702,042	$ 4,703	10,257,042	$ 10,257	$ 23,867,651	$ (22,752,181)	$ 1,133,730

See accompanying notes to financial statements.

CYTONICS CORPORATION
Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021

		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net (loss)	$	(2,844,674)	$	(2,544,189)
Adjustments to reconcile net loss to net cash used in operating activities:				
Amortization of intangibles		21,894		30,376
Amortization of debt discounts		31,239		122,639
Impairment loss on intangibles		453,456		—
Stock-based compensation		58,348		33,248
Interest expense		237		—
Paycheck protection program loan and accrued interest forgiveness		—		(27,408)
Loss on extinguishment of debt		19,675		—
Gain on extinguishment of debt		—		(571,629)
Changes in operating assets and liabilities:				
Decrease in accounts receivable		92,440		22,483
Increase in prepaid expenses		(21,101)		(65)
(Decrease)/ increase in accounts payable and accrued expenses		(304,113)		150,042
Net cash (used) in operating activities		(2,492,600)		(2,784,503)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of intangible assets		(29,510)		(50,285)
Net cash (used) in investing activities		(29,510)		(50,285)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of notes payable		360,000		30,000
Repayments of notes payable - related parties		(30,000)		(40,000)
Repayments of notes payable		(240,000)		(630,000)
Proceeds from issuance of preferred stock, net of fees		2,602,743		3,905,191
Proceed from exercise of stock options		28,000		—
Net cash provided by financing activities		2,720,743		3,265,191
NET INCREASE IN CASH AND CASH EQUIVALENTS		198,633		430,403
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		967,757		537,354
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	1,166,390	$	967,757
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Cash paid for interest	$	54,000	$	153,183
Cash paid for taxes		—		—
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:				
Issuance of stock options with debt	$	54,485	$	—
Conversion of notes payable along with interest into Series C Preferred Stock	$	33,000	$	—

See accompanying notes to consolidated financial statements.

Note 1 – Nature of Business

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the valuations and useful life of intangible assets, the fair value of stock-based compensation, and stock options issued with convertible notes and notes payable.

Cash and Cash Equivalents

Cash includes cash deposited in major financial institutions, which at times may exceed Federal Deposit Insurance Corporation insurance limits.

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are conducted at a cost that approximates fair value. As of December 31, 2022, and 2021, the Company had no cash equivalents.

Revenue Recognition

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied; this occurs with the transfer of control or access to the Company's licenses or the performance of services. Revenue is measured as the amount of consideration the company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, to a lesser extent, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, with minimum

quarterly royalty guarantees. The Company applies a discount to license fees that represent earned revenues at the time of contract execution that will be received overtime.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financial component is separately presented from revenue as interest income.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a. The subsequent sale or usage occurs.
b. The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any discounts.

The Company also generates revenues from running diagnostic tests. The service is invoiced, and the revenue is recognized upon completion of the test and after the test results are reported to the customer, which is at the point at which the Company has satisfied its performance obligation.

Except for the estimate of the discount rate to be applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During the year ended December 31, 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. Upon execution of the contract, the Company required a $450,000 nonrefundable license fee, payable in installments over a period of years through 2025, which management believes is probable of collecting. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. As of December 31, 2021, $240,000 of the nonrefundable fee remains due, after one year, which has been presented on the balance sheet as an accounts receivable in the amount of $217,860, net of a $22,140 discount. As of December 31, 2022, $160,000 of the nonrefundable fees remain

due after one year, which has been presented on the balance sheets as an accounts receivable in the amount of $148,753, net of a $11,247 discount.

During the years ended December 31, 2022 and 2021, the Company recognized revenue from license fees and MGRs of $405,000 and $307,500, respectively, which is presented on the statement of operations as license and royalty revenues.

Disaggregation of revenue based on revenue streams	**December 31,**	
	2022	**2021**
APIC[1] and VET[2] Royalty	300,000	292,500
Licensing Revenue	105,000	15,000
Total Revenue	**405,000**	**307,500**

Accounts Receivable

Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer's ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. Accounts receivables are classified as current which are receivable within the period of one year. Non-current account receivables are receivables outstanding and expected to be received after the period of one year and are reflected at their present value using a discount rate of 5%.

Intangible Assets

The Company's intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131, and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which is validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patent applications. The cost of issued patents is capitalized and amortized over the life of the patents, which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patent in development are expensed as they are incurred. The unamortized costs associated with previously capitalized patents that have expired or been abandoned are written off.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. During the year ended December 31, 2022, the Company concluded through its qualitative assessment that there were indicators of impairment. As such, during the year ended December 31, 2022, the Company wrote off the remaining book value of these intangible assets and recorded an impairment expense of $453,456 in the

[1] APIC stands for Autologous Platelet Integrated Concentrate
[2] Royalty income from Veterinary Market

statement of operations. The Company had no impairment of intangible assets for the year ended December 31, 2021.

Fair Value of Financial Instruments

The Company defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 inputs — inputs other than quoted market prices included within Level 1 that are observable, either directly or indirectly, for the asset or liability.

Level 3 inputs — unobservable inputs for the asset or liability, which are based on the Company's own assumptions as there is little, if any, observable activity in identical assets or liabilities.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

Certain non-financial assets and liabilities are required to be measured at fair value on a non-recurring basis in certain circumstances, including in the event of impairment. As of December 31, 2022 the Company recorded 100% impairment losses on patents. These are not measured at Level 3 as there was no valuation technique used and there was no ability for management to project positive cash flows. Other than patents, the Company did not have any significant non-financial assets or liabilities that had been measured at fair value on a non-recurring basis subsequent to initial recognition.

Financial Instruments not Recognized at Fair Value

The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities, and convertible notes approximate their fair values because of the short maturities and/or market interest of these financial instruments.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company's research and development expenses involves (i) costs associated with entering R&D collaboration agreement with third party contractor to perform a filter retention study of Cyt-108 BDS material mimicking the conditions expected during upcoming clinical trials; (ii) perform a shipping qualification study to evaluate the impact of vial transportation on the integrity of the product, external research and development expenses incurred under arrangements with third parties, such as contract research organization agreements, investigational sites and consultants; (iii) the cost of acquiring, developing and manufacturing stability study materials and (iv) costs incurred in development of intellectual property. Costs incurred in connection with research and development activities are expensed as incurred. For the period ended December 31, 2022, and 2021, the

Company had incurred $2,057,466 and $2,205,358 respectively for research and development activities which are expensed under statement of operations.

Extinguishment of Debt

The Company evaluates the settlement of debt transactions in accordance with ASC 405 Liabilities and ASC 470 Debt. If debt is converted or exchanged into issuer's equity shares on terms different from those at issuance, the transaction is accounted for as a debt extinguishment, with the difference between the carrying value of the debt and the fair value of equity shares being recorded in earnings as a gain or loss. At December 31, 2022, and 2021, the Company had $0 and $571,629, respectively, of gain on extinguishment due to the conversion of convertible notes payable and notes payable and at December 31, 2022, and 2021, the Company had $19,675 and $0, respectively, of loss on extinguishment due to the conversion of convertible notes payable and notes payable (*see Note 5*).

Contingencies

The Company records contingent liabilities resulting from asserted and unasserted claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are disclosed when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. The process of estimating probable losses requires professional judgment in the analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts.

Concentrations of Risk

In the normal course of business, the Company is potentially subject to concentrations of credit risk in its trade receivables. Although the Company is directly affected by the financial condition of its customers, management does not believe significant credit risks exist as of December 31, 2022, or 2021. Generally, the Company does not require collateral or other securities to support its trade receivables.

Stock-Based Payments

The Company measures the cost of services received in exchange for an award of equity instruments to employees and non-employees based on the grant date fair value of the award, which is recognized as compensation expense over the vesting term.

Earnings (Loss) Per Share ("EPS")

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The reconciliation of the numerator and denominator of the Company's basic and diluted earnings (loss) per share is shown in the following table (in whole dollars, except share and per share amounts):

	December 31,			
	2022		2021	
Net loss	$	(2,844,674)	$	(2,544,189)
Weighted average number of basic common shares outstanding		10,152,039		10,023,030
Loss per share:				
Basic	$	(0.28)	$	(0.25)
Diluted	$	(0.28)	$	(0.25)

Because the Company incurred a net loss for the fiscal year ended December 31, 2022 and 2021, weighted average basic shares and weighted average diluted shares outstanding are equal for the periods. The Company estimated potential diluted shares, all the series Preferred Stocks if converted into Common Shares.

Preferred Series Type	Number of Outstanding Shares	Conversion Price per Share	Potential If Converted Common Shares
Initial Convertible Preferred Stock	150,000	$2.4	360,000
Series-A Convertible Preferred Stock	576,190	$2.0	1,152,380
Series-B Convertible Preferred Stock	2,574,865	$2.0	5,149,730
Series-C and C-1 Convertible Preferred Stock	4,702,042	$1.0	4,702,042
Total	**8,003,097**		**11,364,152**

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations. If we determine that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Recently Issued Accounting Standards

Earnings Per Share

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40) Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the

FASB Emerging Issues Task Force) ("ASU 2021-04"), which clarifies and reduces the diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. ASU 2021-04 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years, with early adoption permitted. The adoption of ASU 2021-04 on January 1, 2022 did not have a material impact on its financial position, results of operations, and cash flows.

Accounting Standards Not Yet Adopted

Convertible Debt

On August 5, 2020, the FASB issued ASU 2020-06,1 ("ASU 2020") which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU is part of the FASB's simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU 2020 is effective for fiscal years beginning after December 31, 2023. The Company feels the adoption of ASU 2020 will not have a material impact to the financial statements.

Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326"). The amendments in ASC 326 will provide more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. In November 2019, the FASB issued No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which deferred the effective date of ASU 2016-13 for Smaller Reporting Companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2016-13 will have on its financial statements.

All other ASUs issued but not yet adopted were assessed and determined to be either not applicable or are not expected to have a material impact on the financial statements.

Note 3 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended December 31, 2022, the Company sustained a net loss of approximately $2.84 million and had net cash used in operations of approximately $2.49 million. As of December 31, 2022, the Company had an accumulated deficit of approximately $22.75 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date of issuance of these financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and licenses of its products.

The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such a time that the Company generates sufficient cash flow to sustain its operations.

There is no guarantee that the Company will be able to raise sufficient capital or generate sufficient revenue to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including the liquidity necessary for the continued development and marketing of its products. These financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

Note 4 – Intangible Assets

The following is a summary of activity related to intangible assets, which consists of capitalized patent costs as follows:

		Patents
Carrying value at December 31, 2020	$	425,930
Add: Additions		50,285
Less: Amortization		(30,376)
Carrying value at December 31, 2021		445,839
Add: Additions		29,511
Less: Amortization		(21,894)
Less: Impairments		(453,456)
Carrying value at December 31, 2022	$	—

Amortization expenses were $21,894 and $30,376 for the years ended December 31, 2022, and 2021, respectively.

Note 5 – Convertible Notes and Notes Payable, Net

2018 Notes

During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes ("2018 Notes"), resulting in the issuance of multiple notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and chairman of the board and a $50,000 note to the former Company's Chairman of the Board and the prior chief financial officer. During 2019, an additional $10,000 promissory note was issued with the same terms. The 2018 Notes bore interest at a rate of 10% per year, payable quarterly on March 31, June 30, September 30, and December 31 of each year, with a maturity date of June 30, 2021.

Prior to the completion of an Initial Public Offering ("IPO") of Common Stock, as defined, the holders of the 2018 Notes may elect to convert all outstanding principal and accrued interest into shares of Common Stock at a conversion price of $1.60 per share and at a conversion price equal to the sale price of the Common Stock at any time following the completion of an IPO.

After the completion of an IPO of at least $1,000,000, the Company may elect to require holders of the 2018 Notes to convert all the outstanding principal and accrued interest into shares of Common Stock at a conversion price equal to 80% of the sale price of the Common Stock in the IPO.

Conversion of the 2018 Notes

With the completion of a Series C Preferred Stock Offering ("Series C Offering"), which resulted in gross proceeds in excess of $1,000,000 during 2021, the Company required the holders of the 2018 notes to convert their outstanding principal and accrued interest into shares of Common Stock at a conversion rate of $1.60 (80% of the $2 price per share in the Series C Offering). During the year ended December 31, 2021, $804,000 of principal and accrued interest of $19,870 were converted to 514,922 shares of Common Stock.

Since the 2018 Notes were converted to shares of Common Stock under terms that differed from the original conversion terms of the 2018 Notes, the Company recorded a gain on the extinguishment of the 2018 Notes in the amount of $516,464. The gain reflects the difference between the carrying amount of the 2018 Notes and the estimated fair value of the shares of Common Stock issued upon conversion.

In estimating the fair value of Common Stock, the Company used the Backsolve method, which utilizes the option pricing method, to calculate an implied value of $.597 per share of Common Stock. For purposes of the Backsolve method, the Company used the recent sales transactions of the Series C Preferred Stock, which were purchased at a price of $2.00 per share (see *Note 6*). A summary of the key inputs used in the Backsolve method on December 31, 2021, were volatility of 96%, risk-free rate of .31%, and an estimated three-year period until liquidity or an exit.

As of December 31, 2022 and 2021, the total principal outstanding on the 2018 Notes was $0.

2019 Notes

During 2019, the Company issued convertible promissory notes in the aggregate amount of $486,511 (the "2019 Notes"). The issuance of the 2019 Notes resulted in the Company receiving net proceeds of $418,593. The 2019 Notes bore interest at a rate of 5% compounded each calendar quarter commencing June 30, 2019. All outstanding principal and accrued interest were due in May 2021 ("Maturity Date").

Of the total 2019 Notes, $23,167 was issued as consideration related to debt issuance costs. In addition, the Company paid debt issuance costs of $44,751 for total aggregate debt issuance costs of $67,918 that were recorded as a discount on the debt to be amortized over the twenty-four-month term of the 2019 Notes.

The 2019 Notes will automatically convert to equity upon the occurrence of: 1) the sale and issuance of Preferred Stock in which the Company receives gross proceeds of $1,000,000 or more ("Qualified Equity Financing") or 2) a Corporate Transaction, as defined in the agreement. If automatic conversion does not occur by the Maturity Date, the 2019 Note holders can elect, by a majority, to require the Company to pay the outstanding balance or convert the 2019 Notes into shares.

Upon conversion, the conversion price shall be based on the following:

> Qualified Equity Financing – the lower of: a) a 20% discount to the price paid per share for the Preferred Stock (the "Discount") issued in the Qualified Equity Financing or b) the quotient resulting from dividing $32,400,000 (the "Valuation Cap") by the fully-diluted shares outstanding immediately prior to the closing of the Qualified Equity Financing. Upon conversion, the 2019 Note holders will receive shares equivalent to shares issued in the Qualified Equity Financing except the liquidation preference per share shall equal the conversion price.
>
> Corporate Transaction – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

At Maturity – the quotient resulting from dividing the Valuation Cap by the fully diluted shares outstanding immediately prior to the closing of a Corporate Transaction.

If the Company issues convertible debt in any future series separate from the 2019 Notes at a lower pre-money valuation cap or higher discount, the Valuation Cap and/or Discount on the 2019 Notes will be automatically amended to the lower Valuation Cap and/or higher Discount, as applicable.

The above conversion features embedded in the 2019 Notes resulted in the Company recognizing a beneficial conversion feature, measured at its intrinsic value on issuance date, of approximately $392,000, which was recorded as a discount to the debt and additional paid in capital. The debt discount is being amortized over the term of the 2019 Notes.

During the years ended December 31, 2022 and 2021, the Company recognized aggregate amortization expenses of $0 and $98,648, respectively, related to the beneficial conversion feature and debt issuance costs which are included on the statements of operations. As of December 31, 2022, and 2021, the aggregate unamortized debt discount was $0.

2019 Promissory Note

On October 31, 2019, the Company issued a promissory note ("2019 Promissory Note") to an unrelated individual in the amount of $100,000. The promissory note bears interest at 10% and is due October 31, 2024. The note holder may elect to convert all, but only all, of the outstanding principal and accrued interest into shares as follows: 1) prior to an initial public offering (IPO) at a conversion price of $2.00; or 2) at the completion of an IPO at a conversion price equal to the share price paid in the IPO less a 10% discount.

Further, the Company may elect to repay the principal and accrued interest in the form of equity shares as follows: 1) upon 15 days advance notice to the lender of the Company's election to convert into equity shares at a conversion rate of $2; or 2) at any time following a public offering of stock that results in gross proceeds of at least $1,000,000, the Company may elect to require the lender to convert all outstanding principal and accrued interest into equity shares at a 10% discount to the offering price.

Conversion of the 2019 Notes and 2019 Promissory Note

During the year ended December 31, 2021, the aggregate outstanding principal and accrued interest outstanding on the 2019 Notes and 2019 Promissory Note of $586,511 and $60,126, respectively, were converted to 570,541 shares of Series C Preferred Stock. The conversion of the 2019 Notes was triggered by a Qualified Equity Financing that occurred in 2021. The Company elected to require the holder of the 2019 Promissory Note to convert the outstanding principal and accrued interest into Series C Preferred Stock after the sale of Series C Preferred Stock that resulted in gross proceeds in excess of $1,000,000 (*see Note 6*). Since the conversion was in accordance with the original terms of the 2019 Notes and 2019 Promissory Note, no gain or loss was recorded upon conversion, and the $646,637 of outstanding principal and accrued interest was classified as equity.

As of December 31, 2022 and 2021, the total principal outstanding on the 2019 Notes and 2019 Promissory Note was $0.

2020 Notes

During 2020, the Company issued promissory notes in the principal amount of $715,000, of which $40,000 was with related parties. In 2021, the Company issued an additional promissory note with a principal amount of $30,000 (collectively referred to as the "2020 Notes"). In connection with the 2020 notes, the Company issued options to purchase 372,500 shares of Common Stock at a share price of $2.00, which was recorded as a debt discount in the amount of $28,463 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the Blacksholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (*see Notes 6 and 7*). The debt discount was amortized over the terms of the 2020 notes for one (1) year. In 2021, $670,000, including $40,000 to related parties, of the outstanding principal on the 2020 Notes was repaid in cash, and all accrued interest was outstanding at that time.

Certain holders of the 2020 Notes elected to convert their outstanding principal and accrued interest into shares of Common Stock.

Conversion of the 2020 Notes

During the year ended December 31, 2021, $75,000 of outstanding principal and accrued interest of $13,000 on the 2020 Notes were converted to 55,000 shares of Common Stock. Since the 2020 Notes were converted to shares of Common Stock, the Company recorded a gain on the extinguishment of the 2020 Notes in the amount of $55,165. The gain reflects the difference between the carrying amount of the 2020 Notes and the estimated fair value of the shares of Common Stock issued upon conversion.

In estimating the fair value of Common Stock, the Company used the Backsolve method, which utilizes the option pricing method, to calculate an implied value of $.597 per share of Common Stock. For purposes of the Backsolve method, the company used the recent sales transactions of the Series C Preferred Stock, which were purchased at a price of $2.00 per share (*see Note 6*). A summary of the key inputs used in the Backsolve method on December 31, 2021, were volatility of 96%, risk-free rate of .31%, and an estimated period of three-years till liquidity or an exit.

During the year ended December 31, 2021, an aggregate of outstanding principal and accrued interest of $1,558,506 on the 2018 Notes, 2019 Notes, and 2020 Notes was converted into 570,541 shares of Series C Preferred Stock and 569,922 shares of Common Stock. This resulted in an aggregate gain on extinguishment of $571,629, which has been reflected in the statement of operations.

As of December 31, 2022 and 2021, the total principal outstanding on the 2020 Notes was $0.

2022 Notes

During 2022, the Company issued promissory notes in the principal amount of $360,000 (collectively referred to as the "2022 Notes") with applicable interest per annum ranging from 15% to 20%. In connection with the 2022 notes, the Company issued options to purchase 202,500 shares of Common Stock at an exercise price of $2.00 per share, which was recorded as a debt discount in the amount of $54,485 and additional paid-in-capital based on the relative fair value method. The fair value of the options issued was determined using the Black Scholes method, an application of the option pricing model, which uses the price established by a recent financing transaction of the Company's equity participating securities to compute a total equity value for the Company (*see Notes 6 and 7*). The debt discount was amortized over the terms of the 2022 notes for one (1) year. During the year, $31,239 of debt discount was amortized from the outstanding notes. During the year, $270,000 notes were repaid in cash and notes of $30,000 plus

accrued interest of $3,000 were converted to 14,348 shares of Series C-1 Preferred Stock. Following the repayments and conversions, $19,675 was recorded as loss extinguishment as a result of the write off of the unamortized debt discount on the debt that was settled during the year and the remaining unamortized debt discount for these 2022 Notes is $3,571.

The 2022 notes are due at the earlier of the close of a qualified equity financing or one year from the date of the note ("Maturity Date"). Qualified equity financing is defined as when the Company issues and sells shares of its equity securities to investors prior to the Maturity Date in an equity financing of not less than $1.5 or $2.0 million. Upon Qualified equity financing, the outstanding principal amount plus interest, as if the loan were being repaid on the Maturity Date. (e.g., if the principal amount of the Note is $100,000, then upon a qualified financing the holder shall be repaid $115,000, which is inclusive of all accrued interest of 15%), would be due and payable.

As at December 31, 2022, and 2021, the outstanding principal on the 2018 Notes, 2019 Notes, 2020 Note and 2022 Notes was $56,429 and $0, respectively, net of debt discounts of $3,571 and $0 respectively and loss on extinguishment of debt for $19,675 and $0. On December 31, 2022 and 2021, outstanding interest on the 2022 Notes was $9,000 and $0, respectively.

CARES Act Paycheck Protection Program Loan

In April 2020, the Company entered into a promissory note evidencing an unsecured loan (the "Loan") in the amount of $27,212 made to the Company under the Paycheck Protection Program (the "PPP"). The PPP was established under the CARES Act and is administered by the U.S. Small Business Administration. In 2021, the Company received notification that the Loan was forgiven and recorded a gain on extinguishment of $27,408.

Note 6 – Stockholders' Equity

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share and 20,000,000 shares of Preferred Stock with a par value of $0.001. The Board of Directors has designated (a) 150,000 shares as Initial Preferred Stock, (b) 1,500,000 shares of Series A Preferred Stock, (c) 6,000,000 shares of Series B Preferred Stock, and (d) 10,000,000 shares of Series C Preferred Stock of which 510,000 shares were designated as Series C-1 Preferred Stock.

Common Stock

In 2021, the completion of a Series C Preferred Stock Offering that resulted in gross proceeds in excess of $1,000,000, the Company had convertible notes and notes payable convert to 569,922 shares of Common Stock in 2021 (*see Note 5*). During 2022, one of the stock option holders exercised the option to convert 140,000 stock options into 140,000 Common Shares for an exercise price of $0.20 per share totaling $28,000.

On December 31, 2022, and 2021, the Company had 10,257,042 and 10,117,042 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and

liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

On December 31, 2022, and 2021, the Company had (1) 150,000 shares of Initial Convertible Preferred Stock (Initial Preferred), (2) 576,190 shares of Series A Convertible Preferred Stock (Series A Preferred), and (3) 2,574,865 shares of Series B Convertible Preferred Stock (Series B Preferred) issued and outstanding. The Initial Convertible Preferred stock has a liquidation preference of $2.00 per share ($300,000). The Series A Convertible Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760). The Series B Convertible Preferred Stock has a liquidation preference in the amount paid by the holders (ranging from $2.50 to $4.00 per share, or $7,360,960 in the aggregate). In the event of any liquidation event, the order of liquidation preference is as follows: the (1) Initial Preferred Stock (in parity with Series A Preferred), (2) Series A Preferred (in parity with Initial Preferred Stock) and (3) Series B Preferred.

Each share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock, and both the Series A and Series B Preferred stock are each convertible into two (2) shares of Common Stock.

During 2020, the Company amended its Articles of Incorporation to designate 10,000,000 shares as Series C Preferred Stock, of which 500,000 shares were designated as Series C-1 Preferred Stock. In 2021, the articles were amended to increase the designated C-1 Preferred Stock to 510,000. Each share of Series C-1 Preferred Stock ("Series C-1") has a par value of $0.001 and a stated value equal to its conversion rate.

Each share of Series C Preferred Stock has a par value of $0.001 and a stated value equal to $2.00 ("Series C Purchase Price"). All other rights and privileges of the Series C Preferred Stock and Series C-1 are identical except for the stated value mentioned above.

Holders of Series C and C-1 Preferred Stock will vote with holders of common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Series C and C-1 Preferred Stock were converted into Common Stock.

Holders of the Series C and C-1 Preferred Stock may voluntarily convert the Series C and C-1 Preferred Stock into shares of Common Stock on a one-to-one ratio, and the Series C and C-1 Preferred Stock will automatically convert upon a Public Offering.

In the event of any liquidation event, the holders of Series C and C-1 Preferred Stock will have a liquidation preference in parity with the holders of Initial Preferred Stock and Series A Preferred Stock. The Series C Convertible Preferred Stock has a liquidation preference of $8,263,002 (4,131,501 at $2.00 per share). The Series C-1 Convertible Preferred Stock has a liquidation preference calculated at lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted, thus, liquidation preference is calculated at lesser value of $1.05 calculated as $599,068 (570,541 at $1.05 per share).

In 2021, with the completion of a Series C Preferred Stock Offering ("Offering") that resulted in gross proceeds of more than $1,000,000, the Company issued 2,424,016 Series C Preferred Stock for $2.00 which generated $3,767,309 of net proceeds, net of $962,391 equity issuance costs. Upon completion of the Series C Offering $137,882 of deferred offering costs were recorded as a reduction of additional paid-in capital. As further disclosed in Note 5, the completion of the Offering resulted in convertible notes payable being converted into 570,541 of Series C-1 Preferred Stock.

During the year ended December 31, 2022, the Company initiated a Series C Preferred Stock Offering ("2022 Offering") which resulted in gross proceeds in excess of $3,700,000, the Company issued 1,693,138 Series C Preferred Stock for either (a) $1.84 per share for subscriptions received no later than April 22, 2022, (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022, and (c) $2.30 per share for subscriptions received after April 29, 2022 or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. The 2022 Offering generated $2,616,205 of proceeds, net of $291,073 direct attributable equity issuance costs, $13,463 of previously deferred offering costs and $837,980 for costs for digital and marketing expenses incurred to raise such capital from offering. Upon completion of the Series C 2022 Offering these deferred offering costs were recorded as a reduction of additional paid-in capital. Refer to subsequent events (*Note 12*) for additional investment obtained after the year end.

Additionally, 14,348 Series C Preferred Stock were issued to two investors in exchange for 2022 convertible promissory notes at $2.30 per share. Refer to convertible notes and notes payable *(Note 5)* for additional information on 2022 promissory notes issuance and conversion.

On December 31, 2022, and 2021, the Company had issued and outstanding 4,702,042 (4,131,501 Series C and 570,541 Series C-1) and 2,994,557 (2,424,016 Series C and 570,541 Series C-1) respectively.

Note 7 – Stock-Based Compensation

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan ("2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Plan Options granted under the plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under 2007 may be granted only during the ten years immediately following the effective date of the Plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan ("2018 Plan"), effectively replacing the 2007 Plan, to provide for the issuance of up to 5,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

During 2021, the Company granted options to the Company's President to purchase 424,800 shares of Common Stock at an exercise price of $2.00 per share and a grant date fair value of $0.16 vested 35,400 per quarter and exercisable over five years.

In January 2022, the Company granted options to board directors to purchase 150,000 shares of Common Stock at an exercise price of $2.00 per share and a grant date fair value of $0.237 which vest 12,500 per quarter and are exercisable over five years. In June 2022, debt holders were given options to purchase 202,500 shares of Common Stock at an exercise price of $2.00 per share that is fully vested on issuance and exercisable over five years (*see Note 5*). Stock compensation expenses for non-debt related grants during 2022 was $58,348.

On December 31, 2022, the Company has options outstanding to purchase 4,706,034 shares of Common Stock under the 2007 and 2018 Plans at exercise prices ranging from $0.05 to $2.00 per share and with remaining vesting periods of one to five years.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	2022	2021
Expected Volatility	98.1%	93.6%
Expected Term	1.5 years	2.5 years
Risk Free Rate	2.48%	0.16%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	December 31, 2022			December 31, 2021		
	Option Shares		Weighted-Average Exercise Price	Option Shares		Weighted-Average Exercise Price
Outstanding	5,811,110	$	1.10	6,382,586	$	0.94
Granted	352,500	$	2.00	439,800	$	2.00
Forfeited	—		—	(709,276)	$	0.38
Exercised	(140,000)		0.20	—		—
Expired	(1,663,734)	$	1.48	(302,000)	$	1.00
Outstanding	4,359,876	$	1.06	5,811,110	$	1.10
Exercisable	4,147,476	$	1.06	5,457,110	$	1.04

The following table summarizes stock option information at December 31, 2022:

Exercise Price		Outstanding	Weighted-Average Contractual Life (Years)	Exercisable	Weighted-Average Contractual Life (Years)
$	0.05	800,000	Indefinite	800,000	Indefinite
$	0.38	629,276	Indefinite	629,276	Indefinite
$	0.38	170,000	4.24	170,000	4.24
$	0.57	346,000	0.74	346,000	0.74
$	1.00	440,000	4.81	440,000	4.81
$	2.00	1,974,600	2.88	1,762,200	2.88
Total		4,359,876		4,147,476	

During the year ended December 31, 2022, 494,100 options vested with a weighted average grant date fair value of $0.32. Stock compensation expenses for the years ended December 31, 2022, and 2021 were $58,348 and $33,248, respectively, which is included in payroll expense on the statements of operations.

On December 31, 2022, there were 212,400 options unvested with an average grant date fair value of $0.32 and $34,196 of unrecognized compensation costs related to stock options which will be recognized over the weighted average remaining 1.50 years.

Note 8 – Related Party Transactions

During the month of September 2022, a convertible promissory note was issued to Mr. Joey Bose (CEO & President – Key Managerial Person) in the principal amount of $30,000 at the rate of 15% interest per annum with maturity date of one (1) year. As additional consideration for the Note, 15,000 stock options were awarded to the holder of the note to purchase common stock of the Company at a purchase price of two dollars ($2.00) per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

Similarly, a convertible promissory note with a principal amount of $25,000 and a maturity period of one (1) year was issued Gaetano Scuderi, MD (Founder and Chairman) in June 2022. The debt was issued with 12,500 stock options to purchase Company common stock at a purchase price of $2.00 per share. Per the terms of the note, investors will receive the stock option at no additional cost, which provides the investor with the right but not the obligation to purchase shares for up to 5 years at a fixed price of $2.00 per share.

Both principal amounts along with accrued interest for the two promissory notes were repaid during the year. Thus, no related party convertible notes balance remains outstanding as on December 31, 2022.

Professional fees in the amount of $74,200 was paid to Lewis Hanna, PhD (Chief Scientific Officer) for his consulting services provided to the Company during the year 2022.

All three independent Directors (Tracy Goeken, MD; Gordon Ramseier; Phil LoGrasso, PhD) were granted 50,000 common stock options in January 2022 as compensation for their services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.

Note 9 – Commitments and Contingencies

From time-to-time, the Company may become involved in various claims and legal proceedings of a nature considered normal to its business. While it is not feasible to predict or determine the financial outcome of any proceedings, management does not believe that the resolve of unasserted claims and proceedings will result in a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 10 – Concentration of Credit Risks

During the years ended December 31, 2022, and 2021, the Company generated revenues and accounts receivable from two (2) customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the FDIC insured limit of $250,000. On December 31, 2022, and 2021, such cash balances were in excess of federally insured amounts by approximately $929,694 and $1,204,000, respectively.

During the year ended December 31, 2022, the Company purchased from one (1) vendor 84% of research and laboratory fees, and the vendor accounted for 21% of total accounts payable.

Note 11 – Income Taxes

Components of income tax benefit are as follows for the years ended December 31:

	2022	2021
Current income tax expense (refund) - federal	$ —	$ —
Current income tax expense (refund) – state	—	—
Total current income tax expense (refund)	—	—
Deferred income tax expense (benefit) - federal	918,530	377,026
Deferred income tax expense (benefit) – state	254,569	65,792
Total deferred income tax expense (benefit)	1,173,098	442,818
Change in valuation allowance	(1,173,098)	(301,134)
Total provision for income taxes	$ —	$ —

The tax effects of temporary differences which give rise to the significant portions of deferred tax assets and liabilities are summarized as follows as of December 31:

	2022	2021
Deferred Tax Assets:		
Net operating loss	$ 3,855,965	3,260,443
Stock options	434,779	381,304
Tax credits	263,834	263,834
Amortization	626,551	65,045
Total deferred tax assets	5,181,129	3,970,626
Deferred Tax Liabilities:		
Net deferred tax liability	—	—
Less: Valuation Allowance	(5,181,129)	(3,970,626)
Total Net Deferred Tax Assets	$ —	—

The Company will have approximately $15.21M of operating loss carryforwards as of December 31, 2022. Net deferred tax assets are mainly comprised of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

Net deferred tax assets are mainly comprised of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

ASC 740 Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2022 and 2021, a full valuation allowance was required.

In addition, the Company performed a comprehensive review of its uncertain tax positions and determined that no adjustments were necessary relating to unrecognized tax benefits as of December 31, 2022. The Company's federal and state income tax returns are subject to examination by taxing authorities for three years after the returns are filed, and the Company's federal and state income tax returns for 2018 through 2021 remain open to examination.

The reconciliation of the income tax benefit is computed at the U.S. federal statutory rate as follows at December 31:

	2022	2021
Federal statutory income tax	21.00%	21.00%
Permanent Differences	6.29%	0.23%
Change in Tax Rate	8.59%	-3.81%
Change in Valuation Allowance	-41.24%	-17.41%
State income taxes, net of federal benefit	5.65%	2.82%
Prior Year Adjustments	-0.28%	-2.83%
Total	0.00%	0.00%

Note 12 – Subsequent Events

Series C Preferred Stock

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through November 3, 2023, the date these financial statements were available to be issued.

In April 2023, the Company obtained additional investments in connection with the Preferred C Round 2 Offering, which resulted in gross proceeds in excess of $1,600,000. the Company issued 737,334 Series C Preferred Stock for either (a) $1.84 per share for subscriptions received no later than April 22, 2022; (b) $2.07 per share for subscriptions received after April 22, 2022 but not later than April 29, 2022; or (c) $2.30 per share for subscriptions received after April 29, 2022, or where all or a portion of the Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser. These additional investments were initiated in 2023, settled subsequent to December 31, 2022, and generated $1,695,868 of proceeds, net of $128,000 equity issuance costs (7.5% of brokerage fees). Upon completion of the Series C Round 2 Offering, these deferred offering costs were recorded as a reduction of additional paid-in capital.

Common Shares to Related Party

In order to conserve cash, the Company paid professional fees to Lewis Hanna, PhD (Chief Scientific Officer) in the form of common shares of 9,349 on January 11, 2023 for his consulting services provided to the Company.

Stock Options to Related Party

During the month of June 2023, Mr. Joey Bose (CEO & President – Key Managerial Person) was granted 434,000 common stock options as compensation for his services. The options vested immediately, have a 5-year expiration, and are exercisable at $2.00 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Watchlist

5 DAYS LEFT

GET A PIECE OF CYTONICS

Our mission is to rid the world of the pain, suffering, and reduced quality of life caused by Osteoarthritis (OA).

Cytonics is a biotechnology research and development company that specializes in developing diagnostics and therapeutics for Osteoarthritis.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CYTONICS
Revolutionizing
Osteoarthriti
Our new drug, "CYT-108,"
proven to protect against
damage in preclinical studies by
targeting the root cause of
osteoarthritis.

$2,583,691.45 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

REASONS TO INVEST

- Cytonics is rewriting the Osteoarthritis (OA) treatment playbook with our novel biologic therapy based on a naturally-occurring blood protein called "A2M." Unlike palliative treatments, A2M actually halts OA's progression and encourages cartilage repair.
- Our 1st generation technology has already treated 8k+ patients, generating $591K revenue (2022) and providing clinical proof that our core A2M technology works. * The historical performance, including the number of patients treated and revenue generated, is not necessarily indicative of future replicate past achievements.
- We are led by an experienced team of MDs and PhDs, have 22 US and international patents, and boast Johnson and Johnson as a large shareholder. We invite you to join us as we aim to restore the quality of life of 365M suffering patients by advancing our novel A2M therapeutic into FDA clinical trials.

Get Equity
$2.30 Per Share

PREVIOUSLY CROWDFUNDED	
$9,311,674	
RAISED	INVESTORS
$2,583,691.45	1,141
MIN INVEST	VALUATION
$499.10	$65.79M

THE PITCH

Breaking Boundaries in Osteoarthritis Care


INTRODUCING CYTONICS
Poised for transformative growth and disruption in the regenerative medicine landscape
KNEE JOINT
Femur
Patella
Tibia
Fibula

Unveiling Cytonics: A Biotech Powerhouse Revolutionizing Osteoarthritis Care.

Since 2006, we have been developing diagnostics and therapeutics for Osteoarthritis (OA), a debilitating joint disease that affects over 365M people worldwide and for which there are no effective treatments. Our breakthrough FACT™ biomarker test has guided thousands of patients to effective treatments by linking joint pain to cartilage damage, allowing physicians and patients to determine their best course of therapy . In 2015 we transformed the OA treatment game with our **Autologous Protease Inhibitor Concentrate™** therapy (or "APIC™" for short). APIC™ leverages the therapeutic activity of a naturally occurring blood protein called **Alpha-2-Macroglobulin** ("A2M") by selectively concentrating the A2M protein from patients' own blood (autologous means obtained from self), then injecting the A2M concentrate directly into their arthritic joints. **APIC™ has successfully treated over 8,000 patients to-date, and is clinical proof that our core A2M technology is a potent solution for OA.**

Now, we are redefining regenerative medicine once again with the development of **CYT-108, a genetically engineered variant of the naturally occurring A2M protein** that we believe will be the ultimate solution to OA. Preclinical studies of CYT-108 have established its **superior efficacy compared to natural A2M in addressing the root molecular causes of Osteoarthritis.** If approved by the FDA, CYT-108 will be the first and only disease-modifying treatment that will address a **$240 billion global market** currently occupied by inferior, temporary, palliative treatments that merely mask the pain and inflammation caused by the disease. **We believe we're positioned to completely change the OA treatment landscape with CYT-108 by treating the root cause of the disease, resulting in cartilage repair, reduced pain and inflammation, and bringing lasting relief.**


FACT™ DIAGNOSTIC
Our breakthrough test that has guided countless patients to effective treatments
APIC™ SYSTEM
Our acclaimed autologous therapy that's changing lives for 8,000+ patients
CYT-108
Potently treating the root cause of OA, restoring joint health and quality of life

THE PROBLEM & OUR SOLUTION

Pioneering a Breakthrough Solution for Joint Health and Cartilage Damage


Current Treatments Only Mask the Symptoms of Osteoarthritis (OA)
More than 365M patients worldwide yearn for a solution that targets the root cause of cartilage damage and pain

Osteoarthritis (OA) afflicts over **365 million worldwide** and is a massive burden to the global economy, yet current treatments only mask symptoms and do not bring lasting relief. Patients yearn for a solution that targets the root cause of cartilage damage, eliminating pain and restoring joint function for life. Cytonics is on a mission to rewrite the script for OA by leveraging the power of **Alpha-2-Macroglobulin (A2M)**, **a naturally-occurring blood serum protein** that plays a critical role in blood clotting. Via that same mechanism of action, it also has the **remarkable ability to shield against cartilage deterioration by blocking very specific catabolic enzymes called "proteases"**. By counteracting these destructive protease enzymes, which accumulate in OA-afflicted joints and "chew" up the cartilage tissue, **A2M prevents cartilage degradation and reduces joint inflammation and associated pain**. A2M's comprehensive suppression of inflammatory triggers not only eases the immune system's load but also facilitates the body's autonomous healing. Although native A2M levels in the joints are too low to halt OA progression, **Cytonics has demonstrated that delivering highly-concentrated A2M processed from patients' blood directly into the joint effectively arrests the disease, providing substantial long-term and robust relief for suffering patients.**

This led to the development of our first-generation A2M therapy, called the "**Autologous Protease Inhibitor Concentrate**™" therapy ("APIC™"), which has successfully treated over 8,000 patients nationwide and has recently been shown effective in treating race horses. The royalty stream from APIC™ sales is a great source of non-dilutive funding for our company, but the most important feature of the therapy is that it is a **testament to A2M's ability to potently treat Osteoarthritis**.


Patient's blood is drawn and centrifuged


All the proteins that could cause damage to the joint (such as proteases and inflammatory cytokines) are filtered out
The purified A2M from the patient's blood is injected into their arthritic joints

But why stop there?

Introducing CYT-108: the "super A2M"
Emboldened by APIC™'s clinical and commercial success, we embarked on a mission to create a "super A2M" that would overcome the limitations of relying on the naturally occurring A2M —namely, the amount of A2M varies significantly from patient-to-patient, and the therapy requires equipment and time to administer, reducing its global scalability. **Named "CYT-108," this super A2M is a genetically-engineered variant of the naturally occurring protein that can be synthesized in a lab, produced on an industrial scale, distributed globally, and made "off-the-shelf" for ease of administration.** After 5 years' of intensive and thorough experimentation, we have completed the critical preclinical experiments (data below) that allow us to proceed into a first-in-human Phase 1 clinical trial of CYT-108. We stand at this critical juncture with unbridled enthusiasm and confidence that we will demonstrate superior efficacy (up to 4x more potent than the natural A2M) and (most importantly) safety in our clinical trial participants. **APIC™ has proven that A2M is an effective OA treatment. Now, we just have to prove that CYT-108 will perform even better.**


Cartilage Damage
Treatment with CYT-108 restored~57% of the cartilage damage that occurred over the 12-week time-course
OARSI Score
0
1
2
3
4
5
6
No Treatment
CYT-108
Baseline (healthy cartilage)


Joint Membrane Inflammation
Treatment with CYT-108 restored ~60% of cellular thickening of the synovial membrane that occurred


over the 12-week time-course
4.25
3.75
3.25
2.75
No Treatment
CYT-108
Baseline
(healthy cartilage)

Intra-articular injection of our recombinant A2M variant, CYT-108, results in reduced cartilage degradation and reduced joint membrane inflammation in subjects suffering from post-traumatic Osteoarthritis. Histopathological grading (modified OARSI scoring system) of the joint tissues reveals that treatment with CYT-108 results in a 57% reduction in cartilage damage and a 60% reduction in joint membrane inflammation, as measured by an independent pathologist. These results indicate that CYT-108 is therapeutically active against joint tissue damage, not only protecting cartilage but reducing inflammation in arthritic joints. Taken together with the toxicology and immunogenicity data (not shown), this preliminary preclinical data indicates that CYT-108 may be a viable treatment for Osteoarthritis. Error bars +/- SEM.

Cytonics presents a unique investment opportunity fueled by cutting-edge biotechnology innovation and dual revenue streams. Through exclusive agreements with two independent manufacturers (one operating in the human market and the other in the veterinary space) we have secured over **$4M in license acquisition fees and royalties through 2029**, with guaranteed royalty minimums of **$400,000 annually**, providing stable and non-dilutive capital to fund our research and development of CYT-108. **We're at the forefront of innovation with our genetically-engineered A2M variant, the development of which is significantly de-risked by the proven success of our APIC™ treatment.**

Driven by an accomplished and seasoned team of medical doctors and PhDs, we have emerged as pioneers in regenerative medicine and have solidified our position as leaders in the industry. Dr. Gaetano Scuderi, Founder and Chairman, discovered the therapeutic potential of A2M while conducting research at Stanford Medical School before he founded Cytonics in 2006, and he brings extensive medical expertise (over 30 years as a practicing orthopedic surgeon) and academic distinction (over 45 published papers in the field of regenerative medicine) with him. Guided by Dr. Lewis Hanna, Chief Scientific Officer and former Director of R&D at Alexion, Cytonics's research and development of CYT-108 is poised to reach its pinnacle with a successful first-in-human Phase 1 clinical trial. By integrating over 15 years' experience as both a biomedical researcher and healthcare investment banker, Joey Bose, President & CEO, is leading the charge through this exciting path of biotechnology R&D.

Our team is dedicated to developing the cure for Osteoarthritis once and for all, and it is with this dogged passion that we will bring relief to millions of suffering patients and give them their lives back.

THE MARKET & OUR TRACTION

Patently Impressive, Proven and Promising


11.8%
Stake held by Johnson & Johnson Development Corp.
$400K
Secured annually through both equine and healthcare industry royalties
8K+ Patients

Benefitted from our APIC therapy

Revenue in 2022

$1.8M
Total NIH grants

22 Patents
Issued with 5 more pending

$20M+
Raised from healthcare focused Family Offices, orthopedic surgeons, and equity crowdfunding.

The OA market is enormous. Drawing parallels from the success of rheumatoid arthritis (RA) treatments (TNF-alpha inhibitors, like Abbvie's Humira, one of the best selling drugs of all-time) **we estimate the market for a "true" disease-modifying OA treatment to be ~$240B** ($40B is spent on TNF-alpha drugs x 6-fold more OA patients than RA| Source). Cytonics entered the arena with the intent of developing a universally effective solution for OA, the analog to TNF-alpha inhibitors which have effectively eradicated RA. Our Founder, Dr. Gaetano Scuderi (a fourth-degree black belt in jujitsu and respected instructor in the BJJ and MMA community), testifies to A2M's effectiveness in extending his athletic career into his 60's (as does Royce Gracie, decorated UFC and MMA veteran), and endorsements from training partners and an expanding patient population of athletes and the elderly (and everyone in between!) reinforce the potential of Cytonics' core technology to heal joints and transform lives.

"Breathtaking and timely."
Alexander R Vaccaro
MD, PhD, MBA

"I expect a huge demand for it [CYT-108]."
Laurence Rosenfield
MD

"Cytonics' strategic efforts are exciting as they target the development of a first biologic therapy for patients suffering from osteoarthritis."
Martin Angst, MD

"Before he did the procedure, I could not bend my knee [...] after the procedure I was walking."
Gail Lynn & Robert Lynn

"I was so impressed with these results that I have been evangelizing for APIC treatment to my doctors and friends ever since."
Gabe

"The A2M therapy has given me my sports and mobility life back and I


have recommended this treatment
to all of my friends.”
Daryle Bobb

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Cytonics showcases an extensive **IP portfolio with 22 issued US and international patents** (protecting all three of our technologies - FACT™, APIC™, and CYT-108) that solidify our competitive edge. **Johnson & Johnson Development Corp. holds a significant stake (12%) in Cytonics**, validating our potential and providing an avenue for acquisition once an exit is sought. Notably, many of our early investors are orthopedic surgeons, physicians, and patients who've experienced the impact of APIC™ first hand. Over 8,000 patients have had their lives changed by our APIC™ therapy, which provides critical validation of the positive preclinical data that backs CYT-108's safety and efficacy in treating Osteoarthritis. **With a track record of successful funding, including over $20M raised from Family Offices, orthopedic surgeons, and equity crowdfunding (most recently $7 million+ raised on SeedInvest), Cytonics is ready to bring on new investors to advance CYT-108 out of the laboratory and into FDA Phase 1 clinical trials**. This is a pivotal juncture in our corporate trajectory, and we welcome you to join us as we transform into a clinical-stage company and cross over a substantial valuation inflection point.

WHY INVEST

Join the Regenerative Medicine Revolution


INVEST TODAY
Become a driving force
behind the transformation
of millions of lives

With a dynamic blend of groundbreaking innovation, strategic partnerships, and proven traction, Cytonics is on the brink of transforming the Osteoarthritis treatment landscape. This paradigm shift will be accomplished by targeting the root causes of OA through the cartilage-protecting power of a naturally occurring blood protein called A2M. We're not just masking symptoms – we're rewriting the script for a pain-free future. Backed by an impressive base of sophisticated investors, track record of industry-advancing research, and a history of successful funding, Cytonics is positioned to disrupt the OA market and redefine the standard of care. Seize this opportunity to be part of a journey that's reshaping the landscape of regenerative medicine, bringing hope back to millions of people.

Invest today and become a driving force behind the transformation of millions of lives.

ABOUT

HEADQUARTERS
658 W. Indiantown Road
Jupiter, FL 33458

WEBSITE
View Site

Cytonics is a biotechnology research and development company that specializes in developing diagnostics and therapeutics for Osteoarthritis.

TEAM



Gaetano Scuderi, MD
Founder & Chairman of the Board (Part Time)

Gaetano Scuderi, MD is the Founder and Chairman of the Board of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffalo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured worldwide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th-degree black belt in Jiu-Jitsu and the founder/principal instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi's love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.

in



Joey Bose
CEO & President (Full Time)

Mr. Bose has over 10 years' experience in biotechnology research development and healthcare investment banking. As President of Cytonics, his primary responsibilities include coordinating capital raising efforts, initiating clinical trials for the company's lead drug candidate (CYT-108), filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. He holds a BS in Biomedical Engineering from the University of Virginia (Charlottesville, VA) and an MS in Biomedical Engineering from Johns Hopkins University (Baltimore, MD).

in



Lewis Hanna, PhD
Chief Scientific Officer (Full Time)

Dr. Hanna has served as Chief Scientific Officer of Cytonics since February 2008. Dr. Hanna has over 28 years' experience in pharmaceutical research and development, specializing in the development of recombinant protein therapies. He has extensive knowledge of protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. Until 2004, Dr. Hanna was the Director of Process Development at Alexion Pharmaceutical, and prior to that he was a Group Leader at Bristol-Myers Squibb Pharmaceutical Research Institute. He also served a Principal Research Scientist at R.W. Johnson Pharmaceutical Research Institute (Raritan, NJ) for 7 years. Dr. Hanna received his BS degree from Cairo University (Giza, Egypt), received his PhD from City University of New York (New York City, NY), and completed a postdoctoral fellowship at Cornell University (Ithaca, NY).



Tracy Goeken, MD
Director (Part Time)

Cytonics recently welcomed Tracy Goeken, MD to the company's Board of Directors. As a member of the Board, Dr. Goeken will help drive the company's direction and manage clinical trials. Dr. Goeken brings over 15 years of expertise in the biopharmaceutical industry and currently serves as the Chief Medical Officer for Linical Americas, a contract research organization that provides the full spectrum of drug development services. Prior to Linical, Dr. Goeken held positions at The Methodist Hospital Research Institute in Houston, Texas, Pharm-Olam International, Nuron Biotech, and Somahlution. During his tenure as Vice President of Clinical and Medical Affairs at Nuron Biotech Inc., the company secured $80mm in financing for the commercialization and expansion of its vaccine Meningitec.

in



Gordon Ramseier
Director (Part Time)

Mr. Ramseier is the President, co-founder and an equity member of BCI LifeSciences LLC. He has over forty years of origination and operations experience, building and commercializing new technologies. He was a Founder of The Sage Group, and has held senior level executive and board of directors positions with a number of companies in the life sciences industry, including: OncoTherapeutics, ImmuneTech Pharmaceuticals, Inc. (later Dura Pharmaceuticals), the Healthcare Industries Practice of Booz, Allen & Hamilton, G.D. Searle, and Pfizer Laboratories. Mr. Ramseier received his M.B.A. (with distinction) from the Amos Tuck School of Business Administration, Dartmouth College and his B.S. in Chemistry from Washington & Lee University.

in

TERMS
Cytonics

Overview

PRICE PER SHARE

VALUATION

$2.30 | **$65.79M**

DEADLINE
Mar. 11, 2024 at 11:59 PM PDT

FUNDING GOAL
$10k - $3.26M

Breakdown

MIN INVESTMENT
$499.10

OFFERING TYPE
Equity

MAX INVESTMENT
$249,998.50

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
4,347

SHARES OFFERED
Series C Preferred Shares

MAX NUMBER OF SHARES OFFERED
1,418,143

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Perks*

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 100% Bonus Shares

As you are a previous investor, you are eligible for additional bonus shares.

Flash Perks

Flash Perk 1

Invest between January 12-16 and receive 10% bonus shares.

Flash Perk 2

Invest between February 12-16 and receive 10% bonus shares.

Combo/Avid Investor Perks

Early Bronze

Invest $2,000+ within the first two weeks and receive an additional 10% of your investment in bonus shares.

Early Silver

Invest $5,000+ within the first two weeks and receive an additional 15% of your investment in bonus shares.

Early Gold

Invest $10,000+ within the first two weeks and receive an additional 20% of your investment in bonus shares.

Amount-Based Perks

Bronze | $5,000+

Invest $5,000+ and receive an additional 5% of your investment in bonus shares.

Silver | $10,000+

Invest $10,000+ and receive an additional 10% of your investment in bonus shares + 1 hour call with Joey Bose, President, and CEO.

Gold | $25,000+

Invest $25,000+ and receive an additional 15% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from.

Diamond | $50,000+

Invest $50,000+ and receive an additional 20% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from + free APIC treatment (our FDA-approved therapy for osteoarthritis).

Platinum | $100,000+

Invest $100,000+ and receive 25% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding any musculoskeletal ailments you or a loved one are suffering from + free APIC treatment (our FDA-approved therapy for osteoarthritis).

**In order to receive investment incentives beyond the issuance and ownership of the shares you purchased one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks and investment incentives occur when the offering is completed.*

....

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks and investment incentives due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks and investment incentives because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Cytonics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $2.30 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on

a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus as well as the Loyalty and/or Reservations Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Vendor payments.

NEW UPDATES

03.06.24

🎈 We Did It Together: $2.5M and Counting!

CYTONICS.

✅ Another Fundraising Milestone!

We are thrilled to announce a monumental achievement in our crowdfunding journey— surpassing the **$2.5 million mark in funds raised**! This milestone is a testament to the strength and support of our incredible community. Your belief in our mission to **revolutionize osteoarthritis treatment** with CYT-108 is truly inspiring.

💸 More Than Dollar Signs

This funding is not just a number; it represents the **collective hope and trust** you place in us to deliver a groundbreaking solution to millions suffering from joint damage worldwide. As we progress through our clinical trials and closer to FDA approval, every dollar brings us one step closer to making CYT-108 available to those in need.

👐 Together, We Can Change The World

Each investor, whether big or small, is a crucial part of our journey. Together, we are paving the way for a future where osteoarthritis can be effectively managed and treated. As we continue to advance through our clinical trials, your support fuels our **commitment to innovation and excellence**. Stay tuned for more updates as we progress toward our goal of transforming osteoarthritis treatment.

Together, we are revolutionizing regenerative medicine!

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

03.05.24

💥 Wow, What A Turnout!

CYTONICS.

To the **200+ attendees**, thank you so much for joining our recent webinar! This massive support is extremely encouraging, and a testament to the loyal community

we have built over our last three equity crowdfunding campaigns!

It was fantastic to have you with us as we delved into Cytonics' trailblazing approach to combating osteoarthritis. For those who couldn't make it, don't worry – this email includes all the essential highlights, but we highly recommend watching the recording to enjoy the full experience.

Highlights:

- Our inspiring origin story that began with a brutal motorcycle crash and ended with a groundbreaking discovery.
- The fundamentals of our core technology, and why it may be The Holy Grail of Regenerative Medicine
- A deep dive into the cutting-edge science of our CYT-108 drug and our strategic roadmap for advancing this life-changing therapy through the FDA's regulatory pathway.
- Investing in drug development is not for everyone… but if you are intrigued by the possibility of advancing cutting edge science and potentially profiting from massive ROI multiples, then you need to learn how to think like a biotech investor. Joey explains these unique investment considerations and calculus.

⚡ Downloads

Watch the Recording:
https://us06web.zoom.us/rec/share/PJRvMcqKF9y9_wMAKvS9QraCEAk93pgj65jb2X_oCWEJohMR12rDVLm7qKD7qKjt.IQ3TIgCkqCyWBiTy?startTime=1709326830000

Passcode: jp^48r?a (if needed)

Investor Presentation: https://drive.google.com/file/d/1zx63hzvCepT0j-7X2LtRELswh5qOLFZI/view?usp=sharing

🔄 Let's Recap

Cytonics' Origin: Our journey began in 2001 when our founder, Dr. Gaetano Scuderi, faced a personal tragedy that led him to focus on osteoarthritis, a condition affecting over 300 million people worldwide. He discovered the potential of a naturally occurring protein, Alpha-2-Macroglobulin (A2M), in addressing the root cause of cartilage degradation.

First-Generation Technology: Our initial technology, the Autologous Protease Inhibitor Concentrate (APIC) therapy, uses a proprietary filtration system to enrich the naturally occuring A2M protein from patients' blood and inject it into damaged joints. A2M is a large protein that plays a role in blood clotting through a mechanism called protease inhibition. We discovered that A2M, when delivered directly into arthritic joints, can potently inhibit the proteases responsible for cartilage damage! APIC has treated over 8,000 patients to date, providing clinical and commercial proof that our core technology works and establishing that A2M is an effective treatment for osteoarthritis.

Cytonics' Breakthrough: We developed a genetically modified variant of A2M, called Cytonics 108 (CYT-108), which is three times more potent than natural A2M. It not only reduces cartilage damage but also alleviates joint inflammation and restores subchondral bone integrity. CYT-108 is 3x more potent than the naturally occurring A2M protease inhibitor, and reduced cartilage damage and joint membrane inflammation by >75% in multiple preclinical studies. Importantly, CYT-108 was well-tolerated and appears safe to administer.

Clinical Trials: We are preparing to initiate our first-in-human Phase 1 clinical study in Australia, leveraging a government program that significantly reduces trial costs. We expect the first patient to be dosed in April, and the trial to conclude in May 2025. This study is the inflection point we have been preparing for since 2015! This is a major milestone that we encourage you to be a part of.

Future Prospects: Our focus is on completing Phase 2 trials for osteoarthritis and finding an exit opportunity. However, we are also exploring the potential of CYT-108 in treating other diseases, such as inflammatory lung conditions. We know that A2M plays a role in reducing lung inflammation, so there is a strong scientific rationale for using our A2M variant, CYT-108, to treat inflammatory lung diseases such as COPD and ARDS.

Investment Opportunity: We are currently raising funds at a valuation of $66 million, with a share price of $2.30. The next funding round will likely be at a post-money valuation of $71 million, with a slight increase in share price. This is an opportunity to invest in early stage biotech, a deal usually reserved for Venture Capital and other institutional investors (like Hedge Funds). Biotech investing is not for everyone! It is a high-risk / high-reward play. Joey breaks down investment considerations in the webinar.

Exit Strategy: We are pursuing a two-pronged strategy to give our investors a liquidity event, and potentially allow them to realize a return on their investment. First, we will search for a strategic partner to license the development and sales rights to CYT-108 after we complete Phase 2. In this scenario, we would IPO and list Cytonics' stock on a public exchange (e.g., NASDAQ) before the licensing deal is finalized. Concurrently, we will search for an acquirer to purchase Cytonics' entire IP portfolio in a clean, private deal. In this scenario, the acquirer would purchase your stock (for hopefully a large multiple on the initial share price!).

❤️ Your **trust and support** are invaluable to us, and we're eager tofor you to **join us** on this exciting journey. You definitely want to **Follow our campaign** to stay in the loop on our clinical trial!

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

ALL UPDATES

03.01.24

🎤 FINAL CALL: Exclusive Investor Webinar

CYTONICS

📢 Final Call: Exclusive Investor Webinar with CEO

As we continue our mission to revolutionize osteoarthritis treatment and improve the lives of over 600 million people globally, we extend a **final invitation** to join our upcoming exclusive investor webinar. **It's your chance to connect directly with our President & CEO, Joey Bose, and dive deep into the world of biotechnology and drug development**. This is your opportunity to get firsthand insights into the exciting progress of CYT-108, our breakthrough in osteoarthritis treatment, and understand how your investment will directly fund a life changing therapy.

💡 Register Today

- **Date and Time:** TODAY @ 4:00 PM Eastern Time (US and Canada)
- **Topic:** Exclusive Cytonics Investor Webinar with Joey Bose, President & CEO
- **Register Now:** https://us06web.zoom.us/webinar/register/8017080184793/WN_AA4SYVKhQaOZmyuflcBnrQ

📚 On Our Agenda

- **From Inception to Innovation**: Join Joey as he narrates our journey from our founding in 2006 to our current status as a key player in osteoarthritis research. Explore our transformation from a nascent startup to an innovator in the biopharmaceutical realm. Joey will bring you up to speed on our latest advances in revolutionizing osteoarthritis treatment.
- **Decoding Drug Development:** Receive comprehensive insights into the drug development process. Uncover the challenges biotechs encounter in seeking FDA approval and how strategic foresight can mitigate these challenges.
- **Investments Driving Medical Advancements:** Discover how biotech firms raise and utilize funds. Specifically, learn about our financial stewardship - how we utilize your investments. Joey will shed light on the critical role of your investment in accelerating our drug development endeavors.
- **Q&A Session (30 min):** Pose any questions related to biotechnology, R&D, scientific processes, investment and capital markets, macroeconomics, and all things Cytonics

For a comprehensive understanding of our mission and progress, please review our **Investor Presentation** prior to the webinar.

***Spaces are limited**, so **secure your spot today**!*

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

02.29.24

⏰ Don't Miss Our Webinar TOMORROW @ 4pm EST

CYTONICS.

👨‍💼 Let's Talk Biotech

TOMORROW @ 4pm EST



🔬 Unwrapping the Cytonics Saga: A Deep Dive into 🧬 Biotech Breakthroughs, 🧪 Scientific Advancements, 🏦 Economic Influence on Investments, and 💡 Strategic Biotech Investment!

As we progress on our journey to redefine the treatment of osteoarthritis and positively impact the lives of over 600 million people globally, **we cordially invite you to our forthcoming investor webinar**. This exclusive event offers a unique opportunity to engage directly with our President & CEO, Joey Bose, and delve into the intricacies of biotechnology and drug development.

In this webinar, we will provide a detailed overview of our **upcoming Phase 1 study for CYT-108**, our innovative therapy for osteoarthritis. You will learn about the study's objectives, design, and the potential **impact of CYT-108 on the treatment landscape**. We will also discuss the rigorous process of obtaining approval from the Human Research Ethics Committee (HREC) and the **meticulous preparations underway to ensure a successful trial**.

This webinar is going to deliver...

🌟 **Timely Insight:** As we approach the commencement of our Phase 1 study, this is a pivotal moment to gain an understanding of our strategic direction and the scientific advancements behind CYT-108.

💡 **Investment Considerations:** With the potential to revolutionize osteoarthritis treatment, CYT-108 represents a significant investment opportunity. By investing now, you will be part of a groundbreaking journey that has the potential to deliver substantial returns as we achieve key milestones.

🤝 **Direct Engagement:** The webinar provides a platform for direct interaction with our CEO, Joey Bose, allowing you to ask questions, seek clarifications, and gain a deeper understanding of our vision and the value proposition of CYT-108.

💡 Register Today

- Date and Time: March 1, 2024 @ 4:00 PM Eastern Time (US and Canada)
- Topic: Exclusive Cytonics Investor Webinar with Joey Bose, President & CEO
- Register Now: https://us06web.zoom.us/webinar/register/8017080184793/WN_AA4SYVKhQaOZmyuflcBnrQ

We believe that the timing is ideal for investment, as we are on the cusp of entering a critical phase of our development. Your investment will play a vital role in funding the Phase 1 study and advancing CYT-108 towards commercialization, ultimately bringing a **life-changing therapy to millions of people suffering from osteoarthritis**.

Join us in this exciting journey and seize the opportunity to be part of a venture that aims to deliver *not only* **financial returns** but also the satisfaction of contributing to a **major improvement in human well-being**!

Invest Now

Appreciatively,

Joey Bose

President & CEO

02.28.24

🎞️ Animating The Science Behind CYT-108

🧬 CYT-108 is our genetically engineered variant of the Alpha-2-Macroglobulin protein designed to treat osteoarthritis.

Here's how it works.


How Does Our First-In-Class Therapy For Arthritis W
A2M & CYT-108
Our A2M variant CYT-108 bonds with the proteases triggering encapsulation and excretion by the body's immune cells.
Watch on YouTube

CYT-108 is a genetically engineered variant of the naturally occurring **Alpha-2-Macroglobulin (A2M) protein**. A2M is found in the blood, and plays a role in blood clotting through a mechanism called "**protease inhibition**." Think of proteases as little "Pac Men'' that chew through other proteins... including those that provide cartilage with its structure. Well, it turns out that A2M is capable of inhibiting the specific proteases responsible for **cartilage destruction** in arthritic joints. **Amazing**. Nature has already designed the solution to OA. **So what's the problem**?

It turns out that the naturally occurring levels of A2M in the joint are too low to lend any therapeutic effect.

💉 If only we could concentrate A2M within the joint...

So, we did just that. The first generation of our technology, the "**Autologous Protease Inhibitor Concentrate**" (APIC) therapy, selectively **enriches A2M** from **patients' own blood stream** for direct injection into arthritic joints. APIC employs a proprietary filtration system to concentrate A2M and get rid of the myriad of inflammatory proteins found in blood. Having treated over **8,000 patients** to date, the clinical and commercial success of our first FDA-approved technology is a testament to the **power of A2M as a therapy for osteoarthritis.**

Emboldened by this knowledge, we developed a genetically engineered version of the natural A2M that is **3x more potent** than the A2M found in your blood. This synthetic A2M, "CYT-108," can be **manufactured in a laboratory, distributed globally, and delivered in supra-physiological (i.e., extraordinarily high) concentrations for maximum efficacy**. All of these characteristics are what make CYT-108 a significant improvement over the natural A2M concentrated in the APIC therapy.

If approved by the FDA, CYT-108 will be the *first and only* true pharmaceutical therapy for osteoarthritis capable of effectively treating millions around of the world.

Simply put, we know A2M works.

💎 Now, we just have to prove that CYT-108 is even better.

Thank you for your support and belief in our mission. You're not just investing in a company; **you're investing in a future *without* debilitating pain and enhanced quality of life.**

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

02.27.24

🎥 Exclusive Video Premiere! Watch Now.

CYTONICS

🎬 A Video Says 10,000 Words

With immense pride and excitement, we're thrilled to bring you an update that marks not just progress but a leap towards a future where osteoarthritis can be effectively managed and treated. Today, we unveil a series of pivotal milestones accompanied by a brand-new marketing video that encapsulates the essence of our mission, the depth of our commitment, and the potential of our groundbreaking work.



Be Part Of The Breakthrough: Pioneering A New Era In ...
Watch later
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CYTONICS
RELIEF FOR OSTEOARTHRITIS
Watch on YouTube

🎉 2024 Is Off With A Bang!

We are *only 3 months in*, and before quarter end we will have accomplished these major milestones on our path towards human clinical trials:

📜 **Regulatory Submission Completed:** We've successfully navigated the complex regulatory landscape to submit the necessary documents, setting the stage for our next phase of trials.

🧪 **Phase 1 Protocol Finalized:** Our meticulous planning has culminated in the finalization of the Phase 1 study protocol for CYT-108, ensuring a focused and effective evaluation process.

🏥 **Clinical Site Activation:** With strategic site selections, we're now poised to commence patient recruitment, bringing us closer to the real-world impact of our research.

🧬 **GMP Manufacturing and Delivery:** Achieving a significant benchmark, the Good Manufacturing Practice (GMP) manufacturing of CYT-108 has been completed, and our preparations are now in place at the clinical trial sites.

🤝 **Collaboration with Australian CRO:** Partnering with Southern Star Research, a leading Contract Research Organization in Australia, we're ensuring that the Phase 1 study of CYT-108 is managed with the utmost precision and expertise.

❤️ We Cherish Our Investors!

Your unwavering support has been crucial to our journey thus far. As we embark on this new chapter, filled with promise and potential, we invite you to continue standing with us. **As an investor, you are joining a family of passionate scientists and physicians, Hell bent on saving the lives of over 600M people worldwide**. Stay tuned for more updates as we forge ahead with our mission to revolutionize the treatment of osteoarthritis.

Together, we are not just witnessing history.

We are making it.

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

02.26.24

✅ Clinical Trial Registration Complete!

CYTONICS

🎊 Breakthrough Milestone

We are overjoyed to share a transformative milestone in our quest to redefine osteoarthritis treatment – the approval of our clinical trial registration (NCT06263270) by ClinicalTrials.gov. This pivotal moment propels us closer to our goal of delivering innovative, effective therapies to those battling osteoarthritis. As we embark on this crucial phase, your unwavering support fuels our commitment to health innovation!

🧪 Study Design and Endpoints

We are embarking on a groundbreaking journey with our Phase 1 clinical trial, aiming to revolutionize osteoarthritis treatment. This trial, registered under NCT06263270, is designed to evaluate the safety, tolerability, and preliminary efficacy of CYT-108, our novel genetically engineered A2M variant, in patients suffering from osteoarthritis. The study will involve a dosing period of three months followed by a three-month follow-up, during which safety and efficacy data will be collected along a six-month course.

- **Primary Endpoint:** The primary endpoint is to assess the safety and tolerability of CYT-108 in participants, measured through adverse event reporting.
- **Secondary Endpoints:** Key secondary endpoints include evaluating the impact of CYT-108 on osteoarthritis symptoms, improvements in joint function, and changes in biomarkers related to cartilage health and inflammation.

This meticulously designed trial is a step towards our mission to provide a disease-modifying therapy for osteoarthritis, potentially bringing lasting relief to millions worldwide.

✨ PS - Don't Forget About Our Investor Webinar!

Event Details:

📅 Date: **March 1st**, 2024

⏰ Time: **4:00 PM Eastern Time** (US and Canada)

📍 Location: **Register Today!**

Follow our progress as we pave the way to a **brighter, healthier future together.**

❤️Thank you for being an integral part of **our community.**

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

02.23.24

👨‍💼Exclusive Invitation: Meet Our CEO on March 1

CYTONICS.

As a valued member of our community, we are excited to extend a **special invitation** to an exclusive event that is sure to enlighten and inspire!

👨‍💼 CEO At Your Service



Join us for a special opportunity to meet Joey Bose, our esteemed CEO, who will be at your service to share insights, answer questions, and discuss the future directions of our initiatives. This is your chance to gain direct access to the visionary leadership driving our success. **Joey will peel back the layers of the biotech industry, showcasing Cytonics' journey from its inception to becoming a leader in the battle against osteoarthritis.** Joey brings expertise in biomedical engineering and investment banking to the table, and will be able to contextualize the biotech industry within the greater economy and capital markets. **You will get a 30 min. Q&A session with him**, so don't miss this opportunity to get all of your questions answered!

✨ Event Details

📅 **Date:** March 1st, 2024

⏰ **Time:** 4:00 PM Eastern Time (US and Canada)

📍 **Location:** Registration Link

💡 **Register Today to Secure Your Spot!**

We look forward to seeing you at the event and fostering a stronger connection with our community.

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

02.22.24

⚡Cytonics Reaches Key Regulatory Milestone!

CYTONICS.

📄 Milestone Announcement: Submission to Australian Ethics Committee

Ethics Committee

We are thrilled to announce a significant milestone in our clinical trial journey. Cytonics has successfully submitted our regulatory documents - the Phase 1 protocol, Patient Information and Consent Forms (PIFCs), and Investigator Brochure - to the Human Research Ethics Committee (HREC) named Belberry. This step marks a pivotal moment in our journey to bring innovative biologic therapies to the forefront of musculoskeletal disease treatment, particularly osteoarthritis. **Once approved by the ethics committee, we will be ready to begin patient recruitment.**

🏃 A Step Closer to Revolutionizing Treatment

The submission to Belberry HREC is a testament to our commitment to ethical and responsible research. **It represents not just our adherence to stringent ethical standards but also our dedication to ensuring the safety and well-being of our trial participants.** This milestone is crucial for our company as it brings us one step closer to initiating our Phase 1 clinical trials, a foundational phase in validating the efficacy and safety of our novel therapies. By successfully navigating this stage, **we reinforce our position as pioneers in the biotechnology industry**, poised to make a lasting impact on the lives of those suffering from osteoarthritis.

🤝 Together, We Will Succeed

Investing in Cytonics goes beyond financial gains; it's an opportunity to be a vital part of a transformative journey in improving human health. Your investment is crucial in advancing CYT-108 through human clinical trials, propelling it towards FDA approval, and ultimately delivering it to patients in urgent need of treatment. ***Together, we hold the potential to eradicate osteoarthritis forever.***

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

02.20.24

❗ Major Milestone: 2nd Clinical Site Selected!

CYTONICS.

💊 Novatrials Selected as Second Clinical Site

Cytonics is pleased to announce the selection of Novatrials, a distinguished clinical trial center based in Kotara, NSW, Australia, as the second site for our groundbreaking CYT-108 Phase 1 clinical trials. This strategic decision underscores our unwavering commitment to advancing osteoarthritis therapy and marks a significant milestone in our mission to position CYT-108 as a frontrunner in the treatment of this debilitating condition.

🌟 Why Novatrials?

Cytonics is excited to partner with Novatrials, a leading clinical research organization, as the second site for our CYT-108 Phase 1 clinical trials. **Novatrials boasts a highly experienced and qualified team, state-of-the-art facilities, and a proven track record in conducting Phase I – IV trials across various medical conditions, including osteoarthritis**. Their commitment to advancing medicine and changing lives aligns seamlessly with our objectives. Located in the Hunter Region, **Novatrials excels in participant recruitment and retention**, often surpassing enrollment targets both nationally and globally. Their strategic location and expertise in community engagement make them an ideal collaborator for our CYT-108 trials.

🤝 A Team Effort

Cytonics is confident that our collaboration with Novatrials will significantly contribute to the success of our CYT-108 Phase 1 clinical trials and bring us closer to our goal of revolutionizing osteoarthritis treatment. We look forward to the advancements this partnership will yield in our pursuit of innovative therapies for those suffering from musculoskeletal disease

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

02.19.24

🎓 Join Our CEO For An Exclusive Investor Webinar!

CYTONICS®

🔬 Unlocking the Secrets of Biotech Investments

The world of biotech investments has long been a playground for Venture Capitalists and big institutional investors, leaving the average investor on the outside looking in. This exclusivity has created a veil of complexity around an industry ripe with opportunities for significant returns.

It's time for a change.

The monopoly of information and opportunity held by the few is no longer tenable. Joey Bose, our visionary President & CEO, is stepping up to demystify the sector with a must-attend investor webinar. **Joey will peel back the layers of the biotech industry, showcasing Cytonics' journey from its inception to becoming a leader in the battle against osteoarthritis**. This webinar will provide you with a behind-the-scenes look at the development of innovative treatments, from concept to clinical trials. **The session will feature a detailed 30-minute presentation followed by a comprehensive Q&A period**. Here's your opportunity to tap into Joey's wealth of knowledge in both biomedical engineering and finance, and to ask anything you've ever wanted to know about biotech, drug development, or how to invest in this dynamic sector.

💡 Register Today!

🧬 Exploring the Cytonics Narrative, Insights into 🔬 the Biotech Industry, 🧪 Scientific Innovation, 🏦 The Impact of Economics on Investments, and 💡 Investing Smartly in Biotech!

📘 What We'll Cover

✅ **The Journey of Cytonics:** Embark on a narrative adventure with Joey, tracing our path from our establishment in 2006 to our pioneering role in osteoarthritis therapy today. Understand how we've evolved from a promising startup to a beacon of innovation in the biopharmaceutical landscape. Joey will update you on our latest breakthroughs in changing the course of osteoarthritis treatment.

✅ **Understanding the Path to Drug Approval:** Dive deep into the complexities of the drug approval process. Learn about the hurdles faced by biotech companies in achieving FDA approval and the strategic planning required to navigate these obstacles.

✅ **Funding Innovation in Medicine:** Explore how biotech entities like ours raise capital and strategically deploy these funds. Joey will highlight how your investment contributions are pivotal in propelling our drug development projects forward.

✅ **Q&A Segment (30 min):** Your chance to inquire about anything from biotech R&D and scientific methodologies to investment strategies, market trends, and all aspects of Cytonics' operations and mission!

👨‍💼 CEO At Your Service





Ready to learn more?

📅 **When:** March 1st, 2024 @ 4:00 PM Eastern Time (US and Canada)

💡 **Register Today:**
https://us06web.zoom.us/webinar/register/8017080184793/WN_AA4SYVKhQaOZmyuflcBnrQ

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

02.18.24

🌕 $2,000,000 Raised And Going Strong!

🚀 $2,000,000 And Counting!

We are thrilled to share the remarkable momentum of our equity crowdfunding campaign. Over **900 visionary investors** have rallied behind us, contributing a staggering **$2,000,000+ investment**. This overwhelming support underscores the community's belief in our groundbreaking mission to revolutionize regenerative medicine.

Are you ready to join the revolution?

✨ Why Cytonics is a Leader in Regenerative Medicine

🌕 **Promising Investment Opportunity:** Successfully secured over $25M in funding, including backing from Johnson & Johnson, who owns a significant 14% share.

💉 **Progress on Schedule:** We're gearing up for the Phase 1 clinical trial for humans in Q2 2024, marking a pivotal achievement in our journey.

📚 **Robust Intellectual Property:** Our portfolio boasts 24 issued patents across the globe (plus 4 in the pipeline), encompassing our APIC therapy, FACT diagnostic tool, and the innovative CYT-108 drug.

🎓 **Veteran Leadership Team:** Our executives bring together more than a century of expertise in biotech R&D.

🏆 **Proven Success:** Our FDA-endorsed APIC treatment and FACT diagnostic have been making waves in the market since 2015, providing clinical and commercial proof that our core technology works.

💰 **Efficient Use of Capital:** In 2023, 69% of funds from investors were allocated to R&D, ensuring every dollar enhances value for our shareholders.

Invest Now

Appreciatively,

Joey Bose

Joey Bose

President & CEO

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Cytonics.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus
Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000
Bronze
Invest $5,000+ and receive an additional 5% of your investment in bonus shares.
Select

$10,000
Silver
Invest $10,000+ and receive an additional 10% of your investment in bonus shares + 1 hour call with Joey Bose, President, and CEO.
Select

$25,000
Gold
Invest $25,000+ and receive an additional 15% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding
Select

$50,000
Diamond
Invest $50,000+ and receive an additional 20% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic
Select

$100,000
Platinum
Invest $100,000+ and receive 25% of your investment in bonus shares + 1-hour call with Joey Bose, President and CEO + 1-hour call with CEO + complimentary conversation with Gaetano Scuderi, MD (Founder and board-certified orthopedic surgeon) regarding
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JOIN THE DISCUSSION

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What's on your mind?

0/2500

Post

EM **Edward McIntyre**
3 days ago

I had asked a question 2 hours ago but, can you ALSO email me a link to you last webinar, so I can make a ...
Show more

1 0

JB **Joey Bose**
Cytonics • 2 days ago

Edward, here is a link to the webinar:
https://us06web.zoom.us/rec/share/PJRvMcqKF9y9_...
Show more

0

EM **Edward McIntyre**
3 days ago

Is it with clarity that your Current fund raise WILL CLOSE next week or will there be an Extension after ...
Show more

1 0

JB **Joey Bose**
Cytonics • 2 days ago

Edward - this is something we are seriously considering doing, but the amendment has not yet been filed so we...
Show more

0

GT **Garrick Thornton**
3 days ago

Can u post a link to the latest Webinar?...thanks

1 1

JB **Joey Bose**
Cytonics • 3 days ago

Absolutely - you will be receiving an email with the webinar link and the investor presentation. Here is a ...
Show more

0

LF **Lori Fehr**
8 days ago

This is an amazing discovery & its potential could literally change the world. Wishing you the best of luc...
Show more

1 0

JB **Joey Bose**
Cytonics • 7 days ago

Lori, thank you for your kind words and support! Our upcoming Phase 1 clinical trial will feature 2 cohorts: a ...
Show more

0

LD **LINDA DENMARK**
8 days ago

Hello, I am an investor and sufferer from OA. Is it possible to qualify for the trial?

1 0

JB **Joey Bose**
Cytonics • 7 days ago

Hi Linda! We are going to conduct the trial in Australia. However, we have an FDA-approved therapy for OA ...
Show more

0

JA **John Adamou**
16 days ago

Hi Joey, what was the companies revenue for 2023?

1 0

JB **Joey Bose**
Cytonics • 16 days ago

Hi John, we receive approximately $500K in license

royalty fees, guarantees through 2029. ...
Show more

0

DS

DEBORAH Smart
21 days ago

I noticed that if we invest now we get 10% extra shares. For those that are invested already and their money is ...
Show more

1 0

JB

Joey Bose
Cytonics • 16 days ago

Deborah - we can only award bonus shares based on the time of investment committment. Please email me: ...
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0

GT

Garrick Thornton
a month ago

Where can I find the link to the Webinar?

1 0

JB

Joey Bose
Cytonics • a month ago

Hi Garrick,
...
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0

TL

Theodore Lyons
a month ago

Hi there,
...
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1 0

JB

Joey Bose
Cytonics • a month ago

Hi Thomas,
...
Show more

0

AT

Anthony Todd
a month ago

Thanks Joey for your assistance. It worked. I am registered now.

1 0

JB

Joey Bose
Cytonics • a month ago

Great! If you have any other questions please let us know.

0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Gail: I haven't had an ounce of pain since the treatment.

Doug: The APIC treatment has changed my life.

Bob: The APIC A2M was like a dream come true.

Joey: Over 25 percent of the adult population is expected to suffer from osteoarthritis by 2030 and it affects over six million athletes today. Cytonics is tackling this problem at its source, actually addressing the root cause of the disease instead of just masking the symptoms with palliative treatments. The global market for osteoarthritis is enormous. Over one hundred and eighty billion dollars are spent globally on treating the symptoms, the pain and the inflammation of the disease, but not the actual root cause. Cytonics is developing innovative treatments that actually address the disease at its source.

Guy: For medical therapies, the mainstay of treatment has been injections of steroids, and patients felt great with a steroid injection because it's a very potent anti-inflammatory. And unfortunately, something that we've only found out over the last decade is injecting patients' joints with corticosteroids, softens the cartilage and weakens the joints. It actually accelerates the degenerative process, resulting in an earlier time that the patient will need a joint replacement therapy or disc replacement therapy in the case of the spine. So, corticosteroids are not the solution. In fact, we're making the problem worse with these types of injections. In osteoarthritis, enzymes act as little Pac-Man that go in and eat up the cartilage in the joint. Alpha-2-macroglobulin is the protein in our bodies that surrounds and encapsulates the Pac-Man that renders it incapable of eating up the cartilage.

Joey: What we found is that if you can purify and concentrate alpha two macro globulin or A2M from a patient's own blood and inject it into the joint space of an arthritic joint, you can actually help repair the cartilage damage by blocking these enzymes that chew up the cartilage matrix.

Guy: At Cytonics, we've developed a genetically engineered alpha-2-macroglobulin that's more effective than the natural version. This ability of alpha-2-macroglobulin is very, very powerful, and it acts via this Venus flytrap type of mechanism. And once that enzyme docks on this site, it closes around that enzyme and it renders it incapable of eating up the joint.

Joey: So we developed a first-generation away therapy that leverages the anti-protease activity of A2M by purifying and selectively concentrating the A2M from a patient's own blood. Named the Autologous Protease Inhibitor Concentrate system, or APIC for short, our device processes blood by centrifugation to isolate the blood serum containing the A2M protein, followed by a proprietary filtration mechanism that selectively enriches the A2M while eliminating other inflammatory blood proteins. This pure A2M concentrate is then injected into the patient's damaged joint - a simple and sophisticated process, and it's been sold in the market since 2015 in both the human market, as well as the veterinary market. The clinical and commercial success of our APIC therapy is a testament to the power of A2M as a treatment for osteoarthritis. Now, the next logical step from utilizing human A2M is to create a synthetic version of A2M. So, the analogy is with what Eli Lilly did in the 1980s with synthetic insulin. After Eli Lilly created their recombinant, which means the genetically engineered synthetic variant of that naturally occurring insulin, they were able to create off-the-shelf, highly concentrated, genetically modified insulin protein that they could adapt to fit their needs. For example, changing the half-life.

So in a very similar way, we've created a recombinant, genetically modified A2M variant, we call it CYT-108, that we've been able to tune to increase its efficacy for binding to and inhibiting the destructive action of those catabolic enzymes that chew up cartilage in joints.

Tracy: Development of biologics is challenging, but with the autologous use of the A2M in patients, I think that we really have the opportunity to position this product into commercial development space for off-the-shelf use.

Joey: Cytonics goal is to take CYT-108 through Phase 1 and into Phase 2 clinical studies, which at that point big pharmaceutical companies will start to take interest in either acquiring the company or licensing the development rights.

Philip: So success starts and ends with clinical efficacy. If Cytonics achieves clinical efficacy with A2M, the sky is the limit.

Gordon: The world is getting older - there are more and more patients with these problems, so the market potential for a product like that is monstrous.

Joey: Now what's really exciting about the development of CYT-108 is that we already know that the core technology, which relies on the therapeutic efficacy of A2M as an inhibitor of cartilage damage, already works. What we've been able to do was leverage the therapeutic potential of the naturally occurring A2M and create an improved version through careful genetic engineering.

We stand at the cusp between pre-clinical and Phase 1 clinical trials. Cytonics holds over 20 patents covering our core technologies - a diagnostic, two medical devices for the treatment of osteoarthritis, and our novel biologic, "CYT-108". An investment in Cytonics isn't only an opportunity to invest in a therapy that has the potential to disrupt a $180 billion global market. It's also an opportunity to invest in the health of yourself, your friends, and your family.

Cindy: Dr. Scuderi is amazing, and this process has made a big difference to my quality of life.

Now is the time to invest in Cytonics and join us on this exciting journey of drug development and discovery.

VIDEO #2

Guy: At Cytonics, we've developed a genetically engineered alpha-2-macroglobulin that's more effective than the natural version.

Philip: So success starts and ends with clinical efficacy. If Cytonics achieves clinical efficacy with A2M, the sky is the limit.

Tracy: Development of biologics is challenging, but with the autologous use of A2M in patients, I think that we really have the opportunity to position this product into commercial development space for off-the-shelf use.

Joey: After many years of research and millions of dollars in R&D, our novel pharmaceutical, CYT-108, is ready for a first-in-human Phase 1 clinical study in osteoarthritis - the most significant milestone in the company's history. CYT-108 is a genetically engineered variant of the naturally occurring A2M protein, which, when selectively concentrated from patients' blood and injected into damaged joints, is an effective inhibitor of cartilage damage in arthritic joints.

And now, we are giving you the opportunity to invest in Cytonics as we advance CYT-108 into clinical trials and transform from a preclinical research to a clinical development stage company - an opportunity that has historically been exclusive to venture capital, and is perfectly timed before a significant valuation inflection point – the Phase 1 clinical trial.

Your investment will directly fund the clinical development of CYT-108, which, if approved by the FDA, we believe will be the first and only disease-modifying treatment for osteoarthritis capable of bringing lasting relief to the 600M people suffering from joint damage worldwide. Unlike the vast majority of drug development projects, CYT-108 is substantially de-risked because we already know that the core A2M technology works. The clinical and commercial success of our first-generation, FDA-approved A2M therapy is a testament to that.

Guy: In osteoarthritis, enzymes act as little Pac-Man that go in and eat up the cartilage in the joint. Alpha-2-macroglobulin is the protein in our bodies that surrounds and encapsulates the Pac-Man that renders it incapable of eating up the cartilage.

Joey: What we found is that if you can purify and concentrate alpha-2-macroglobulin or a2m from a patient's own blood and inject it into the joint space of an arthritic joint, you can actually help repair the cartilage damage by blocking these enzymes that chew up the cartilage matrix.

Guy: This ability of alpha two macro globulin is very, very powerful, and it acts via this Venus flytrap type of mechanism. And once that enzyme docks on this site, it closes around that enzyme and it renders it incapable of eating up the other part of the joint.

Joey: The next logical step from utilizing human A2M is to create a synthetic version of A2M. We've created a recombinant genetically modified A2M variant, we call it CYT-108, that we've been able to tune to increase its efficacy for binding to and inhibiting the destructive action of those catabolic enzymes that chew up cartilage in joints. Cytonic's goal is to take CYT-108 through phase one and into phase two clinical studies, which at that point big pharmaceutical companies will start to take interest in either acquiring the company or licensing the development rights.

Since the last raise, Cytonics has completed GMP drug manufacturing of CYT-108 for the Phase 1 clinical trial, finalized the Phase 1 study protocol for regulatory submission, engaged with the Contract Research Organization (CRO – Southern Star Research) in Australia, selected the Phase 1 clinical sites which are ready to begin patient recruitment, and prepared the other regulatory documents which will be submitted to the FDA while the study is ongoing in Australia.

Gordon: The world is getting older - more and more patients with these problems, so the market potential for a product like that is monstrous.

Joey: Cytonics holds over 20 patents covering our core technologies - a diagnostic, two medical devices for the treatment of osteoarthritis, and our novel biologic CYT-108.

An investment in Cytonics isn't only an opportunity to invest in a therapy that has the potential to disrupt the $180 billion global market. It's also an opportunity to invest in the health of yourself, your friends and your family.

Now is the time to invest in Cytonics and join us on this exciting journey of drug development and discovery.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F TO FORM C

P06000098047

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

400194066164

02/14/11--01022--018 **43.75

FILED

11 FEB 14 PM 12: 50

Amended & Restated Art.

02-16-11

Dr

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Cytonics Corporation

DOCUMENT NUMBER: P06000098047

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Raymond Johnson
Name of Contact Person

Cytonics Corporation
Firm/ Company

555 Heritage Drive, Suite 115
Address

Jupiter, FL 33458
City/ State and Zip Code

Ray.Johnson@Cytonics.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Raymond Johnson at (561) 714-4894
Name of Contact Person Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☐ $35 Filing Fee

☑ $43.75 Filing Fee & Certificate of Status

☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)

☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION OF CYTONICS CORPORATION

CYTONICS CORPORATION (the "Corporation"), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the "Act"), does hereby certify that:

FIRST. The name of this corporation is Cytonics Corporation (hereinafter, the "Corporation").

SECOND. The original Articles of Incorporation of the Corporation were filed on July 26, 2006, and amended and restated on April 20, 2007 and November 13, 2009 (the "Articles of Incorporation").

THIRD. The resolutions amending and restating the Corporation's Articles of Incorporation were approved by the Corporation's Board of Directors (the "Board of Directors") at a meeting convened by conference call on February 4, 2011. Shareholder action to approve the Amended and Restated Articles of Incorporation was not required.

FOURTH. The Articles of Incorporation of the Corporation are hereby amended and restated in their entirety as follows:

ARTICLE I. NAME

The name of the Corporation is "Cytonics Corporation."

ARTICLE II. NATURE OF BUSINESS

The Corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory or nation.

ARTICLE III. CAPITAL STOCK

The total number of shares of all classes, which the Corporation is authorized to issue, is Sixty Million (60,000,000) shares, consisting of:

1. Fifty Million (50,000,000) shares of common stock, $0.001 par value per share ("Common Stock"); and

2. Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock"), including One Hundred Fifty Thousand (150,000) shares designated as "Initial Preferred Stock," par value $0.001 per share (the "Initial Preferred Stock"), One Million Five Hundred Thousand (1,500,000) shares designated as "Series A Preferred Stock," par value $0.001 per share (the "Series A Preferred Stock"), and Three Million (3,000,000) shares

designated as "Series B Preferred Stock," par value $0.001 per share (the "Series B Preferred Stock").

Except as otherwise restricted by this Articles of Incorporation, the Corporation is authorized to issue from time to time all or any portion of the capital stock of the Corporation that is authorized but not issued to such person or persons and for such lawful consideration as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.

Any and all such shares issued for which the full consideration has been paid or delivered shall be deemed fully paid shares of capital stock, and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

The voting powers, designations, preferences, privileges and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of each class (and series) of capital stock of the Corporation are as hereafter provided in this Article III.

A. INITIAL PREFERRED STOCK

The first series of Preferred Stock shall be designated "Initial Preferred Stock" and shall consist of One Hundred Fifty Thousand (150,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Initial Preferred Stock are as set forth below.

1. Dividends.

The holders of Initial Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Initial Preferred Stock had been converted into Common Stock in accordance with Section A.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a "Sale of the Corporation" (as defined below) or (iii) a reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law (each of the events referred to in clauses (i), (ii) and (iii) being referred to as a "Liquidation Event"), each holder of Initial Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined below), to be paid in full in cash with respect to each share of Initial Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Initial Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred

Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock, Series B Preferred Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in this Section A.2(a) and Section B.2(a), respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in Section C.2(a), and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in this Section A.2(a) and Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Sale of the Corporation" means any of the following: (a) a merger or consolidation of the Corporation into or with any other individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization or other entity and any government, governmental department or agency or political subdivision thereof ("Person" or "Persons") who are not "Affiliates" (as defined below) of the Corporation in a single transaction or a series of transactions, whether or not such transactions are related, in which the shareholders of the Corporation immediately prior to such merger, consolidation, transaction or first of such series of transaction possess less than a majority of the Corporation's issued and outstanding voting capital stock immediately after such merger, consolidation, transaction or series of such transactions; or (b) a single transaction or series of transactions, whether or not such transactions are related, pursuant to which a Person or Persons who are not Affiliates of the Corporation acquire all or substantially all of the Corporation's assets determined on a consolidated basis.

"Affiliates" means, with respect to any Person other than the Corporation, any other Person that would be considered to be an affiliate of such Person under Rule 144(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

"Junior Securities" means any of the Corporation's Common Stock and all other capital stock and convertible securities of the Corporation other than (a) Initial Preferred Stock, (b) Series A Preferred Stock and (b) such capital stock or convertible securities of the Corporation that by their terms provide the holders thereof with rights pari passu with or senior to those of the holders of Initial Preferred Stock.

"Initial Purchase Price" means $2.00 per share of Initial Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Initial Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section A.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section A.2 if the holders of more than fifty percent (50%) of the issued and outstanding Initial Preferred Stock (the "Requisite Initial Shareholders") waive in writing the provisions of this Section A.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section A.2 shall not in any way limit the right of the holders of Initial Preferred Stock to elect to convert their shares of Initial Preferred Stock into shares of Common Stock in accordance with Section A.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Initial Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Initial Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Initial Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section A.3(a). The shares of Initial Preferred Stock shall convert into shares of Common Stock at a ratio of one to 1.2 (the "Initial Conversion Ratio"), such that the Initial Conversion Ratio would result in 1.2 shares of Common Stock being issued upon the conversion of one share of Initial Preferred Stock. The number of shares of Common Stock into which shares of Initial Preferred Stock are convertible and the Initial Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Initial Preferred Stock made in accordance with Section A.3(a) hereof, the holders of the Initial Preferred Stock making such election shall provide written notice of such conversion (the "Voluntary Initial Conversion Notice") to the Corporation setting forth the number of shares of Initial Preferred Stock each such holder elects to convert into Common Stock (the "Elected

Initial Preferred Stock"). On the date the Voluntary Initial Conversion Notice is delivered to the Corporation, such shares of Elected Initial Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section A.3(a) hereof, and such number of shares of Common Stock into which the Elected Initial Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an affidavit or agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred in connection with the loss of such certificate or certificates ("Affidavit of Loss"). Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Initial Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Initial Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section A.3(c), in the event that the holders of shares of Initial Preferred Stock elect to convert such shares pursuant to Section A.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Initial Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section A.3(a) immediately upon (i) the consummation of the Corporation's first underwritten public offering resulting in at least Twenty Million ($20,000,000) of proceeds to the Corporation net of underwriting discounts and commissions and offering expenses (a "Qualified Public Offering"); provided that if a Qualified Public Offering is consummated, all outstanding shares of Initial Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section A.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Initial Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Initial Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section A.3(a), and such number of shares of Common Stock into which the Initial Preferred Stock is converted shall be deemed to have been issued to the

holders of Initial Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Initial Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Initial Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Initial Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Initial Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Initial Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Initial Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Initial Conversion Ratio then in effect with respect to Initial Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Initial Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Initial Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Initial Preferred Stock

shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Initial Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Initial Preferred Stock into Common Stock. The provisions of this Section A.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section A.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Initial Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Initial Conversion Ratio pursuant to this Section A.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Initial Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Initial Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Initial Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Initial Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Initial Preferred Stock.

(d) Rounding. All calculations under this Section A.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Initial Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Initial Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Initial Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Initial Preferred Stock in any manner that would interfere with the timely conversion of any shares of Initial Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Initial Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Initial Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Initial Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Initial Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section A.8(b) hereof, the holder of each share of Initial Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Initial Preferred Stock shall be entitled to the number of votes per share of Initial Preferred Stock as equals the largest number of shares of Common Stock into which each share of Initial Preferred Stock may be converted pursuant to Section A.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Initial Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Initial Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Initial Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Initial Preferred Stock.

B. SERIES A PREFERRED STOCK

The second series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of One Million Five Hundred Thousand (1,500,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below.

1. Dividends.

The holders of Series A Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series A Preferred Stock had been converted into Common Stock in accordance with Section B.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon the occurrence of a Liquidation Event, each holder of Series A Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series A Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series A Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock and Series A Preferred Stock is insufficient to permit the payment of the Initial Purchase Price to the holders of Initial Preferred Stock and the Series A Purchase Price to the holders of Series A Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock and the holders of Series A Preferred Stock ratably in proportion to the relative Initial Purchase Price of the Initial Preferred Stock and the Series A Purchase Price of the Series A Preferred Stock held by such holders, and the holders of Common Stock, Series B Preferred Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and this Section B.2(a), respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in Section C.2(a), and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the

provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and this Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Series A Purchase Price" means $4.00 per share of Series A Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series A Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section B.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section B.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series A Preferred Stock (the "Requisite Series A Shareholders") waive in writing the provisions of this Section B.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section B.2 shall not in any way limit the right of the holders of Series A Preferred Stock to elect to convert their shares of Series A Preferred Stock into shares of Common Stock in accordance with Section B.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series A Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series A Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series A Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section B.3(a). The shares of Series A Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series A Conversion Ratio"), such that the Series A Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series A Preferred Stock. The number of shares of Common Stock into which shares of Series A Preferred Stock are convertible and the Series A Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion; Effective Date. Upon the election to convert the Series A Preferred Stock made in accordance with Section B.3(a) hereof, the holders of the Series A Preferred Stock making such election shall provide written notice of such conversion (the "Series A Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series A Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series A Preferred Stock"). On the date the Series A Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series A Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section B.3(a) hereof, and such number of shares of Common Stock into which the Elected Series A Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series A Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series A Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series A Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section B.3(c), in the event that the holders of shares of Series A Preferred Stock elect to convert such shares pursuant to Section B.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section B.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section B.3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series A Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series A Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section B.3(a), and such number of shares of Common Stock into which the Series A Preferred Stock is converted shall be deemed to have been issued to the holders of Series A Preferred Stock. Such holders shall as soon as practicable thereafter

surrender the certificate or certificates evidencing the Series A Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series A Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series A Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series A Conversion Ratio then in effect with respect to Series A Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to

which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series A Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series A Preferred Stock into Common Stock. The provisions of this Section B.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section B.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Ratio pursuant to this Section B.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series A Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series A Preferred Stock.

(d) Rounding. All calculations under this Section B.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series A Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series A Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series A Preferred Stock in accordance with the provisions hereof.

7. Notice.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series A Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Requisite Series A Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series A Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series A Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section B.8(b) hereof, the holder of each share of Series A Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series A Preferred Stock shall be entitled to the number of votes per share of Series A Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series A Preferred Stock may be converted pursuant to Section B.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series A Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Series A Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series A Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series A Preferred Stock.

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series A Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series A Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series A Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series A Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series A Preferred Stock, each holder of Series A Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series A Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series A Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series A Preferred Stock then outstanding ("Initiating Series A Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series A Demand Notice") to all holders of Series A Preferred Stock other than the Initiating Series A Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series A Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series A Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series A Demand Notice is given, and in each case, subject to the limitations of Section B.10(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section B.10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series A Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series A Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series A Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section B.10 to effect the registration of any shares of Common Stock issuable upon conversion of Series A Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series A Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section B.10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section B.10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other

holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

C. SERIES B PREFERRED STOCK

The third series of Preferred Stock shall be designated "Series B Preferred Stock" and shall consist of Three Million (3,000,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below.

1. Dividends.

The holders of Series B Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a *pro rata* basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series B Preferred Stock had been converted into Common Stock in accordance with Section C.3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

(a) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each holder of Series B Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and after the holders of Initial Preferred Stock and Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and Section B.2(a), and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities," to be paid in full in cash with respect to each share of Series B Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series B Purchase Price." If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary the amount available for distribution among the holders of all outstanding Series B Preferred Stock is insufficient to permit the payment of the Series B Purchase Price to the holders of Series B Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Series B Preferred Stock ratably in proportion to the relative Series B Purchase Price of the Series B Preferred Stock held by such holders, and the holders of Common Stock and of any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their

ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Series B Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Series B Preferred Stock as provided in this Section C.2(a), any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Initial Preferred Stock and Series A Preferred Stock as provided in Section A.2(a) and Section B.2(a), respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock is convertible in accordance with the provisions of Section A.3, Section B.3, and Section C.3 respectively, hereof).

"Series B Purchase Price" means the price per share paid by a holder of Series B Preferred Stock for such Series B Preferred Stock (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series B Preferred Stock after the date these Articles of Incorporation are filed with the Office of the Secretary of State of Florida in accordance with the Act).

(b) Consolidation, Merger, etc. Notwithstanding Section C.2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section A.2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section C.2 if the holders of more than fifty percent (50%) of the issued and outstanding Series B Preferred Stock (the "Requisite Series B Shareholders") waive in writing the provisions of this Section C.2 with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section C.2 shall not in any way limit the right of the holders of Series B Preferred Stock to elect to convert their shares of Series B Preferred Stock into shares of Common Stock in accordance with Section C.3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series B Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series B Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of

the shares of Series B Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section C.3(a). The shares of Series B Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series B Conversion Ratio"), such that the Series B Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series B Preferred Stock. The number of shares of Common Stock into which shares of Series B Preferred Stock are convertible and the Series B Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series B Preferred Stock made in accordance with Section C.3(a) hereof, the holders of the Series B Preferred Stock making such election shall provide written notice of such conversion (the "Series B Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series B Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series B Preferred Stock"). On the date the Series B Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series B Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section C.3(a) hereof, and such number of shares of Common Stock into which the Elected Series B Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series B Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series B Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series B Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series B Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section C.3(c), in the event that the holders of shares of Series B Preferred Stock elect to convert such shares pursuant to Section C.3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series B Preferred Stock shall automatically be converted, without the payment of any additional consideration, into the number of shares of Common Stock provided for in Section C.3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section C.3 immediately prior to such consummation. Upon

the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series B Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series B Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section C.3(a), and such number of shares of Common Stock into which the Series B Preferred Stock is converted shall be deemed to have been issued to the holders of Series B Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series B Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series B Preferred Stock shall have been converted.

(e) Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series B Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series B Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series B Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series B Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series B Conversion Ratio then in effect with respect to Series B Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series B Conversion Ratio then in effect with respect to Series B Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of

Common Stock issuable on conversion of any shares of Series B Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series B Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series B Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series B Preferred Stock into Common Stock. The provisions of this Section C.4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section C.2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series B Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series B Conversion Ratio pursuant to this Section C.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series B Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series B Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series B Preferred Stock.

(d) Rounding. All calculations under this Section C.4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series B Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred

Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series B Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series B Preferred Stock in accordance with the provisions hereof.

7. Notice.

(d) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series B Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(e) Waiver of Notice. The Requisite Series B Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series B Preferred Stock.

(f) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series B Preferred Stock.

8. Voting.

(c) Voting Generally. Except as otherwise required by law or provided in Section C.8(b) hereof, the holder of each share of Series B Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series B Preferred Stock shall be entitled to the number of votes per share of Series B Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series B Preferred Stock may be converted pursuant to Section C.3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above

formula with respect to any holder of Series B Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(d) Class Voting. The holders of Series B Preferred Stock shall vote as a separate single class on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series B Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series B Preferred Stock.

9. Participation Rights. If the Company proposes to issue any New Issue Securities the Company shall first offer the New Issue Securities to the holders of Series B Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series B Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series B Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series B Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series B Preferred Stock, each holder of Series B Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series B Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series B Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of (i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii)

shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of $15,000,000, (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors, (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto), or (v) the issuance and sale by the Company of such number of shares that would grant the holder thereof after such issue, a 50% or greater voting interest in the Company on an as-converted basis.

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series B Preferred Stock then outstanding ("Initiating Series B Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series B Demand Notice") to all holders of Series B Preferred Stock other than the Initiating Series B Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series B Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series B Preferred Stock requested to be included in such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series B Demand Notice is given, and in each case, subject to the limitations of Section C.9(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section C.9(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series B Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating to the sale of securities to employees of the

Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series B Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series B Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section C.9 to effect the registration of any shares of Common Stock issuable upon conversion of Series B Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series B Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section C.9 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section C.9:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based

upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling person of any such underwriter or other holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder.

D. OTHER SERIES OF PREFERRED STOCK

1. General. Shares of Preferred Stock, in addition to Initial Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock, may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. Each such series of Preferred Stock shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

2. Designation, Voting Powers, Preferences, etc. Authorized and unissued shares of Preferred Stock may be issued with such designations, voting powers (or no voting powers), preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions on such rights, as the Board of Directors may authorize by resolutions duly adopted prior to the issuance of any shares of any series of Preferred Stock, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series and whether the shares of any such series having voting rights shall have multiple or fractional votes per share; (iii) the dividend rate on the shares of such series, any restriction, limitation, or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution, or winding-up of the Corporation, or the distribution of its assets; (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares are convertible; and (viii) such other preferences, powers, qualifications, rights and privileges, all as the Board of Directors

may deem advisable and as are not inconsistent with law and the provisions of this Articles of Incorporation.

E. COMMON STOCK

1. General. The rights of the holders of the Common Stock with respect to dividends and upon the liquidation, dissolution and winding up of the Corporation's affairs, are subject to and qualified by the rights of the holders of Preferred Stock as specified herein and any other class of the Corporation's capital stock or other equity securities that may hereafter be issued and outstanding having rights upon the occurrence of a liquidation, dissolution or winding up of the Corporation senior to or *pari passu* with the rights of holders of Common Stock. Each share of Common Stock shall be treated identically as all other shares of Common Stock with respect to dividends, distributions, rights in liquidation and in all respects other than voting.

2. Voting. Each holder of shares of Common Stock is entitled to one vote for each share thereof held by such holder at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock, and any other classes or series of the Corporation's capital stock that may hereafter be authorized and issued having preferred dividend rights senior to or *pari passu* with the rights of holders of Common Stock.

4. Liquidation. In the event of any liquidation, sale, merger, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to the rights and preferences of any then outstanding shares of Preferred Stock and any other classes or series of the Corporation's capital stock that are issued and outstanding having rights upon the occurrence of such an event senior to or *pari passu* with the rights of holders of Common Stock.

ARTICLE IV. ADDRESS

The principal address of the Corporation is 555 Heritage Drive, Suite 115, Jupiter, Florida 33458, and the mailing address is the same. The Board of Directors may, from time to time, change the street and post office address of the Corporation as well as the location of its principal office.

The street address of the registered office of the corporation is 1935 Commerce Lane, Suite 1, Jupiter, Florida 33458 and the name of the registered agent of the corporation at that address is Gaetano Scuderi, MD.

ARTICLE V. TERM OF EXISTENCE

This Corporation is to exist perpetually.

ARTICLE VI. INDEMNIFICATION

A. The Corporation shall to the fullest extent permitted by law indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

B. The Corporation may pay in advance any expenses (including attorneys' fees) that may become subject to indemnification under paragraph A above if the person receiving the advance payment of expenses undertakes in writing to repay such payment if it is ultimately determined that such person is not entitled to indemnification by the Corporation under paragraph A above.

C. The indemnification provided by paragraph A above shall not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote or consent of stockholders or directors, or otherwise.

D. The indemnification and advance payment provided by paragraphs A and B above shall continue as to a person who has ceased to hold a position named in paragraph A above and shall inure to such person's heirs, executors, and administrators.

E. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who serves or served at the Corporation's request as a director, officer, employee, agent, partner, or trustee of another corporation or of a partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have power to indemnify such person against such liability under paragraph A above.

F. If any provision in this Article shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and, to the extent possible, effect shall be given to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VII. CERTAIN LIMITATIONS ON LIABILITY OF DIRECTORS

Except to the extent that the Act prohibits the elimination or limitation of liability of directors for breach of the duties of a director, no director of the Corporation shall have any personal liability for monetary damages for any statement, vote, decision, or failure to act, regarding corporate management or policy. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII. SHAREHOLDER QUORUM AND VOTING

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders than is required by the Act, provided, however, that the adoption or amendment of a bylaw that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

ARTICLE IX. AMENDMENTS

The Corporation reserves the right to amend, alter or repeal any provisions contained in this Amended and Restated Articles of Incorporation from time to time and at any time as the Board of Directors may deem advisable and authorize by duly adopted resolutions and as are not inconsistent with this Amended and Restated Articles of Incorporation or the laws of the State of Florida, and all rights herein conferred upon shareholders are granted subject to such reservation.

ARTICLE X. MISCELLANEOUS

In furtherance and not in limitation of the powers conferred by the laws of the State of Florida:

A. The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

B. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C. The books of the Corporation may be kept at such place within or without the State of Florida as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors.

D. Meetings of the shareholders may be held within or without the State of Florida, as the Bylaws may provide.

I, Raymond Johnson, the President of the Corporation, for the purpose of amending and restating the Corporation's Articles of Incorporation pursuant to the Act, do make this certificate,

hereby declaring and certifying that this is my act and deed on behalf of the Corporation, and the facts herein stated are true, and accordingly hereunto set my hand this 4th day of February 2011.

Cytonics Corporation

Raymond Johnson, President

The date of each amendment(s) adoption: February 11, 2011
(date of adoption is required)

Effective date if applicable: February 11, 2011
(no more than 90 days after amendment file date)

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________."
(voting group)

☑ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated February 11, 2011

Signature ______________________
(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Raymond B. Johnson
(Typed or printed name of person signing)

President
(Title of person signing)

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
CYTONICS CORPORATION

Pursuant to Sections 607.1006, 607.0602 and 607.0603 of the Florida Business Corporation Act, Cytonics Corporation, a Florida corporation (the "Corporation"), hereby amends pursuant to these Articles of Amendment to the Articles of Incorporation of the Corporation (these "Articles of Amendment"), its Third Amended and Restated Articles of Incorporation, as amended (the "Articles"), as follows:

A. Additional Provisions. The following language is hereby added after the end of Section C ("SERIES B PREFERRED STOCK") and before the start of current Section D "OTHER SERIES OF PREFERRED STOCK" in Article III of the Articles:

"C-1. SERIES C PREFERED STOCK

The third series of Preferred Stock shall be designated "Series C Preferred Stock" and shall consist of Ten Million (10,000,000) shares, of which Five Hundred Thousand (500,000) shares shall be designated as "Series C-1 Preferred Stock." Unless otherwise specified, the Series C Preferred Stock and the Series C-1 Preferred Stock may be referred to herein together as the Series C Preferred Stock and shall have the same rights, preferences, privileges, and restrictions. The rights, preferences, privileges, and restrictions granted to and imposed on the Series C Preferred Stock are as set forth below.

1. Dividends. The holders of Series C Preferred Stock shall participate in all dividends and other distributions (other than stock dividends in the nature of a stock split or the like and repurchases of securities by the Corporation not made on a pro rata basis from all holders of any class of the Corporation's capital stock) that are declared and paid on Common Stock on the same basis as if each share of Series C Preferred Stock had been converted into Common Stock in accordance with Section 3 hereof immediately prior to the record date established for such dividends.

2. Liquidation Preference.

   (a) Upon the occurrence of a Liquidation Event, each holder of Series C Preferred Stock shall be entitled, after provision for the payment of the Corporation's debts and other liabilities and in parity with the holders of Initial Preferred Stock and Series A Preferred Stock and in preference to, and, before any amount or property shall be paid or distributed on account of any "Junior Securities" (as defined above), to be paid in full in cash with respect to each share of Series C Preferred Stock out of the assets of the Corporation available for distribution to shareholders, an amount equal to the "Series C Purchase Price" (as defined below). If upon any Liquidation Event the amount available for distribution among the holders of all outstanding Initial Preferred Stock, Series A Preferred Stock, and Series C Preferred Stock is insufficient to permit the payment of the Initial Purchase

Price to the holders of Initial Preferred Stock, the Series A Purchase Price to the holders of Series A Preferred Stock, the Series C Purchase Price to the holders of Series C Preferred Stock, in full, then the amount available for distribution shall be distributed among the holders of the Initial Preferred Stock, the holders of Series A Preferred Stock, and the holders of the Series C Preferred Stock, ratably in proportion to the relative purchase price held by such holders, and the holders of Common Stock, the Series B Preferred Stock, and any other Junior Securities shall in no event be entitled to participate in the distribution of any assets of the Corporation in respect of their ownership thereof. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the holders of the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, then the holders of Series B Preferred Stock shall be paid in full the preferential amount to which they shall be entitled to receive on account of their Series B Preferred Stock, and finally any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, each share of Series B Preferred Stock and each share of Series C Preferred Stock, being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Initial Preferred Stock, such share of Series A Preferred Stock and such share of Series B Preferred Stock and such Shares of Series C Preferred Stock is convertible in accordance with the provisions of thereof). Upon any (i) "Sale of the Corporation" or (ii) reorganization of the Corporation required by any court or administrative body in order to comply with any provision of law, after the holders of Initial Preferred Stock and the holders of Series A Preferred Stock and the Series C Preferred Stock shall have been paid in full the preferential amounts to which they shall be entitled to receive on account of their Preferred Stock, respectively, any remaining net assets of the Corporation shall be distributed ratably among the holders of Initial Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, the Series C Preferred Stock and Common Stock (with each share of Initial Preferred Stock, each share of Series A Preferred Stock, and each share of Series B Preferred Stock and Series C Preferred Stock being deemed for such purpose to equal the number of shares of Common Stock, including fractions thereof, into which such share of Preferred Stock is convertible in accordance with terms thereof).

"<u>Series C Purchase Price</u>" means (A) for each share of Series C Preferred Stock which is not a share of Series C-1 Preferred Stock, $2.00 per share (as equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series C Preferred Stock after the date these Articles of Amendment are filed with the Office of the Secretary of State of

Florida in accordance with the Act) and (B) for each share of Series C-1 Stock, the lesser of (1) $1.60 and (B) the quotient resulting from dividing (1) $32,400,000 by (2) the number of shares of Common Stock issued and outstanding on a fully diluted basis per share value of a share of Common Stock, on a fully diluted basis (i.e., assuming full conversion and exercise of preferred stock, notes, and options into shares of Common Stock) immediately prior to the closing of the Qualified Equity Financing. "Qualified Equity Financing" means the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner. Each of the dollar amounts in this sentence shall be equitably adjusted to reflect any stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving the Series C Preferred Stock after the date these Articles of Amendment are filed with the Office of the Secretary of State of Florida in accordance with the Act or the date of such determination of the applicable Series C Purchase Price, as applicable.

(b) Consolidation, Merger, etc. Notwithstanding Section 2(a) hereof, neither a Sale of the Corporation nor any reorganization of the Corporation of the type referenced in clause (iii) of Section 2(a) hereof shall be deemed to be a Liquidation Event for the purposes of this Section if the holders of more than fifty percent (50%) of the issued and outstanding Series C Preferred Stock waive in writing the provisions of this Section with respect to such event.

(c) No Effect on Conversion Rights. The provisions of this Section 2 shall not in any way limit the right of the holders of Series C Preferred Stock to elect to convert their shares of Series C Preferred Stock into shares of Common Stock in accordance with Section 3 hereof prior to or in connection with any Liquidation Event.

3. Conversion into Common Stock. The holders of Series C Preferred Stock shall have the following conversion rights:

(a) Voluntary Conversion. At any time, each holder of Series C Preferred Stock shall be entitled, without the payment of any additional consideration, to cause all or any portion of the shares of Series C Preferred Stock held by such holder to be converted into a number of shares of fully paid and nonassessable Common Stock determined as hereafter provided in this Section 3(a). The shares of Series C Preferred Stock shall convert into shares of Common Stock at a ratio of one to one (the "Series C Conversion Ratio"), such that the Series C Conversion Ratio would result in one share of Common Stock being issued upon the conversion of one share of Series

C Preferred Stock. The number of shares of Common Stock into which shares of Series C Preferred Stock are convertible and the Series C Conversion Ratio are subject to adjustment from time to time as hereafter provided.

(b) Procedure for Voluntary Conversion: Effective Date. Upon the election to convert the Series C Preferred Stock made in accordance with Section 3(a) hereof, the holders of the Series C Preferred Stock making such election shall provide written notice of such conversion (the "Series C Voluntary Conversion Notice") to the Corporation setting forth the number of shares of Series C Preferred Stock each such holder elects to convert into Common Stock (the "Elected Series C Preferred Stock"). On the date the Series C Voluntary Conversion Notice is delivered to the Corporation, such shares of Elected Series C Preferred Stock shall thereupon be converted, without further action, into the number of shares of Common Stock provided for in Section 3(a) hereof, and such number of shares of Common Stock into which the Elected Series C Preferred Stock is converted shall thereupon be deemed to have been issued to such holders of the Elected Series C Preferred Stock. Such holders shall as soon as practicable thereafter surrender to the Corporation at the Corporation's principal executive office the certificate or certificates evidencing the Elected Series C Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or an Affidavit of Loss. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to the holder so surrendering such certificates or to such holder's designee, at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Elected Series C Preferred Stock shall have been converted. The issuance of certificates for shares of Common Stock upon conversion of Elected Series C Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of such stock. Notwithstanding anything to the contrary set forth in this Section 3(b), in the event that the holders of shares of Series C Preferred Stock elect to convert such shares pursuant to Section 3(a) hereof in connection with any Liquidation Event or any other specified event, (i) such conversion may at the election of such holders be conditioned upon the consummation of such Liquidation Event or the occurrence of such other specified event, in which case, such conversion shall not be deemed to be effective until the consummation of such Liquidation Event or the occurrence of such other specified event and (ii) if such Liquidation Event or other specified event is consummated or occurs, all shares of Elected Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior thereto.

(c) Automatic Conversion. Each share of Series C Preferred Stock shall automatically be converted, without the payment of any additional

consideration, into the number of shares of Common Stock provided for in Section 3(a) immediately upon a Qualified Public Offering; provided that if a Qualified Public Offering is consummated, all outstanding shares of Series C Preferred Stock shall be deemed to have been converted into shares of Common Stock as provided in this Section 3 immediately prior to such consummation. Upon the consummation of a Qualified Public Offering, all accrued but unpaid cash dividends, whether or not declared, payable to holders of Series C Preferred Stock shall be canceled.

(d) Procedure for Automatic Conversion. As of the date of, and in all cases subject to, the consummation of a Qualified Public Offering, all outstanding shares of Series C Preferred Stock shall be converted automatically, without further action, into the number of shares of Common Stock provided for in Section 3(a), and such number of shares of Common Stock into which the Series C Preferred Stock is converted shall be deemed to have been issued to the holders of Series C Preferred Stock. Such holders shall as soon as practicable thereafter surrender the certificate or certificates evidencing the Series C Preferred Stock, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or an Affidavit of Loss with respect thereto. Upon surrender of such certificates or delivery of an Affidavit of Loss with respect thereto, the Corporation shall issue and deliver to such holder so surrendering such certificates or to such holder's designee, promptly (and in any event in such time as is sufficient to enable such holder to participate in such Qualified Public Offering) at an address designated by such holder, certificates for the number of shares of Common Stock into which such holder's Series C Preferred Stock shall have been converted.

(e) Fractional Shares: Partial Conversion. No fractional shares shall be issued upon conversion of any shares of Series C Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series C Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (e), be delivered upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering the Series C Preferred Stock for conversion an amount in cash equal to the current fair market value of such fractional interest as determined in good faith by the Board of Directors. In case the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered for conversion exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder thereof, at the expense of the Corporation, a new certificate or certificates for the number of shares of Series C Preferred Stock represented by the certificate or certificates surrendered that are not to be converted.

4. Adjustments.

(a) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividends or otherwise, into a greater number of shares of Common Stock, the Series C Conversion Ratio then in effect with respect to Series C Preferred Stock shall, concurrently with the effectiveness of such subdivision, be proportionately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series C Preferred Stock shall be increased in proportion to such increase in outstanding shares. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series C Conversion Ratio then in effect with respect to Series C Preferred Stock shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series C Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(b) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock or into any other securities or property, whether by capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above), each share of Series C Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series C Preferred Stock shall have been entitled upon such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction if immediately prior to such capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction such holder had converted such holder's Series A Preferred Stock into Common Stock. The provisions of this Section 4(b) shall similarly apply to successive capital reorganizations, reclassifications, mergers, combinations of shares, recapitalizations, consolidations, business combinations or other transactions. The Corporation shall not effect any Sale of the Corporation that is not, in accordance with Section 2(b) hereof, a Liquidation Event unless prior to or simultaneously with the consummation thereof the successor Corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of Series C Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive.

(c) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series C Conversion Ratio pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and the Series C Conversion Ratio then in effect. The Corporation shall, upon the written request at any time by any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series C Conversion Ratio at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of such holder's Series C Preferred Stock.

(d) Rounding. All calculations under this Section 4 shall be made to the nearest share.

5. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the issued or issuable shares of Series C Preferred Stock, such number of its shares of Common Stock as the case may be, as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series C Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series C Preferred Stock, the Corporation will take all such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6. No Closing of Transfer Books. The Corporation shall not close its books against the transfer of shares of Series C Preferred Stock in any manner that would interfere with the timely conversion of any shares of Series C Preferred Stock in accordance with the provisions hereof.

7. Notices.

(a) Liquidation Events, Extraordinary Transactions, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class of securities who are entitled to receive any dividend or other distribution or who are entitled to vote at a meeting (or by written .consent) in connection with any Liquidation Event or (ii) any Liquidation Event is approved by the Board of Directors and the Corporation enters into any agreement with respect thereto, the Corporation shall mail or cause to be mailed by first class mail (postage prepaid) to each holder of Series C Preferred Stock at least ten (10) days prior to such record date specified therein or the expected effective date of any such transaction, a notice specifying (A) the date of such record date for the purpose of such dividend

or distribution or meeting or consent and a description of such dividend or distribution or the action to be taken at such meeting or by such consent, (B) the date on which any such Liquidation Event is expected to become effective and, in the case of a Sale of the Corporation, the identity of the parties thereto, and (C) the date on which the books of the Corporation shall close or a record shall be taken with respect to any such event.

(b) Waiver of Notice. The Series C Shareholders may at any time upon written notice to the Corporation waive, either prospectively or retrospectively, any notice provisions specified herein, and any such waiver shall be effective as to all holders of Series C Preferred Stock.

(c) General. In the event that the Corporation provides any notice, report or statement to all holders of Common Stock, the Corporation shall at the same time provide a copy of any such notice, report or statement to each holder of outstanding shares of Series C Preferred Stock.

8. Voting.

(a) Voting Generally. Except as otherwise required by law or provided in Section 8(b) or Section 8(c) hereof, the holder of each share of Series C Preferred Stock shall vote with holders of Common Stock, voting together as single class, upon all matters submitted to a vote of shareholders. For such purpose, each holder of Series C Preferred Stock shall be entitled to the number of votes per share of Series C Preferred Stock as equals the largest number of shares of Common Stock into which each share of Series C Preferred Stock may be converted pursuant to Section 3 hereof on the record date fixed for the determination of shareholders entitled to vote or on the effective date of any written consent of shareholders, as applicable. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula with respect to any holder of Series C Preferred Stock shall be rounded to the nearest whole number (with one-half rounded upward to one). There shall be no cumulative voting.

(b) Class Voting. The holders of Series C Preferred Stock shall vote as a separate single class, with each share of Series C Preferred Stock having one vote, on any proposed amendment to these Amended and Restated Articles of Incorporation which will adversely affect the rights, privileges, and preferences of Series C Preferred Stock or otherwise designate a class of Preferred Stock that will have rights, privileges and preferences pari passu or senior to those of Series C Preferred Stock.

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series C Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a

single class, and with each share of Series C Preferred Stock having one vote on such matter:

(i) increase or decrease the authorized number of shares of any class or series of capital stock;

(ii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(iii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(iv) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

9. Participation Rights. If the Company proposes to issue any Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock (collectively, "New Issue Securities"), the Company shall first offer the New Issue Securities to the holders of Series C Preferred Stock in accordance with the following provisions:

(a) The Company shall give a written notice to the holders of Series C Preferred Stock (the "Participation Notice") stating (i) its intention to issue the New Issue Securities, (ii) the number and description of the New Issue Securities proposed to be issued and (iii) the proposed purchase price (calculated as of the proposed issuance date) and the other terms and conditions upon which the Company is proposing to offer the New Issue Securities.

(b) Transmittal of the Participation Notice to the holders of Series C Preferred Stock by the Company shall constitute an offer by the Company to sell each holder of Series C Preferred Stock the number of New Issue Securities in order for the holder to maintain an equivalent percentage ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all outstanding options of the Company, as of the date of the Participation Notice) for the price and upon the terms and conditions set forth in the Participation Notice. For a period of five (5) business days after receipt of the of the Participation Notice to the holders of Series C Preferred Stock, each holder of Series C Preferred Stock shall have the option, exercisable by written notice to the Company, to accept (the "Notice of Acceptance") the Company's offer as to all or any part of such holder's proportionate number of the New Issue Securities. If two or more types of New Issue Securities are to be issued or New Issue Securities

are to be issued together with other types of securities, including, without limitation, debt securities, in a single transaction or related transactions, the rights to purchase New Issue Securities granted to the holders of Series C Preferred Stock under this Section must be exercised to purchase all types of New Issue Securities and such other securities in the same proportion as such New Issue Securities and other securities are to be issued by the Company.

(c) The Company shall have ninety (90) days after the date of the Participation Notice to offer, issue, sell or exchange all or any part of the New Issue Securities as to which a Notice of Acceptance has not been given by the holders of Series C Preferred Stock, but only upon terms and conditions that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Participation Notice.

(d) The participation rights contained in this Section shall not apply to the issuance and sale by the Company, from time to time hereafter, of(i) shares of the Common Stock or any securities of the Company which entitle the holder thereof to acquire Common Stock to employees, officers, or directors of, or consultants to, the Company, as compensation for their services to the Company pursuant to arrangements approved by the Board of Directors, (ii) shares of Common Stock issued and sold in a firm commitment underwritten public offering (which shall not include an equity line of credit or similar financing arrangement) resulting in net proceeds to the Company of in excess of$15,000,000 or (iii) shares of Common Stock issued as consideration for the acquisition of another company or business in which the shareholders of the Company do not have a majority ownership interest, which acquisition has been approved by the Board of Directors or (iv) shares of Common Stock issuable upon the exercise of outstanding securities of the Company which entitle the holder thereof to acquire Common Stock (but not amendments thereto).

10. Registration Rights.

(a) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least 50% of the Series C Preferred Stock then outstanding ("Initiating Series C Holders") that the Company file a Form S-3 registration statement with respect to the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock having an anticipated aggregate offering price, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the "Series C Demand Notice") to all holders of Series C Preferred Stock other than the Initiating Series C Holders; and (ii) as soon as practicable, and in any event within one hundred twenty days (120) after the date such request is given by the Initiating Series C Holders, file a Form S-3 registration statement under the Securities Act covering all shares of Common Stock issuable upon conversion of Series C Preferred Stock requested to be included in

such registration by any other holders, as specified by notice given by each such holder to the Company within twenty (20) days of the date the Series C Demand Notice is given, and in each case, subject to the limitations of Section 10(b).

(b) Notwithstanding the foregoing obligations, if the Company furnishes to holders requesting a registration pursuant to Section 10(a) a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Securities Exchange Act of 1934, as amended, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Series C Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

(c) Company Registration. If the Company proposes to register any of its Common Stock under the Securities Act, in connection with the public offering of such securities solely for cash, other than (i) a registration relating .to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to transaction pursuant to Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or (iii) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the Company shall, at such time, promptly give each holder of Series C Preferred Stock notice of such registration. Upon the request of each such holder given within twenty (20) days after such notice is given by the Company, the Company shall cause to be registered all of the shares of Common Stock issuable upon conversion of such holder's Series C Preferred Stock that each such holder has requested to be included in such registration.

(d) Obligations of the Company. Whenever required under this Section 10 to effect the registration of any shares of Common Stock issuable upon conversion of Series C Preferred Stock, the Company shall, as expeditiously as reasonably possible:

(i) prepare and file with the SEC a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Series C Preferred Stock requesting registration, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; and

(ii) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement.

(e) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 10 with respect to the Common Stock issuable upon conversion of any selling holder that such holder shall furnish to the Company such information regarding itself, the securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration.

(f) Indemnification. If any securities are included in a registration statement under this Section 10:

(i) To the extent permitted by law, the Company will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any damages, and the Company will pay to each such holder, underwriter, controlling person, or other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 10(f) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling person, or other aforementioned person expressly for use in connection with such registration.

(ii) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other holder selling securities holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 10(f) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section 10(f) exceed the proceeds from the offering received by such holder, except in the case of fraud or willful misconduct by such holder."

B. Additional Provisions. The following language is hereby added as a new Section 8(c) to Article III, Section A (the INITIAL PREFERRED STOCK) of the Articles:

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Initial Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Initial Preferred Stock having one vote on such matter:

(iii) increase or decrease the authorized number of shares of any class or series of capital stock;

(iv) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(v) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(vi) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

C. Additional Provisions. The following language is hereby added as a new Section 8(c) to Article III, Section B (the SERIES A PREFERRED STOCK) of the Articles:

(d) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series A Preferred Stock having one vote on such matter:

(vii) increase or decrease the authorized number of shares of any class or series of capital stock;

(viii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(ix) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(x) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

D. Typographical Corrections and Additional Provisions. The first subsection of Section 8 of Section C of Article III of the Articles, currently incorrectly numbered as subsection "(c)" is hereby corrected to be subsection "(a"). The second subsection of Section 8 of Section C of Article III of the Articles, currently incorrectly numbered as subsection "(d)" is hereby corrected to be subsection "(b"). The following language is hereby added as a new Section 8(c) to Article III, Section C (the SERIES B PREFERRED STOCK) of the Articles:

(c) Additional Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series B Preferred Stock, given in writing or by vote

at a meeting, consenting, or voting (as the case may be) separately as a single class, and with each share of Series B Preferred Stock having one vote on such matter:

(xi) increase or decrease the authorized number of shares of any class or series of capital stock;

(xii) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(xiii) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(xiv) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 8(c).

E. Authority to Amend. These Articles of Amendment have been duly adopted by the unanimous written consent of the Corporation's board of directors as of March 3, 2020 in accordance with the provisions of Sections 607.0821, 607.0602 and 607.0603 of the Florida Business Corporation Act.

F. Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective March 31, 2020.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of February March 11, 2020.

Cytonics Corporation

By: *Joey Bose*
Name: Joey Bose
Title: President

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Cytonics is taking reservations for a possible, upcoming round. Join the waitlist today.

RESERVE NOW

GET A PIECE OF CYTONICS

Our mission is to rid the world of the pain, suffering, and reduced quality of life caused by Osteoarthritis (OA).

Cytonics is a biotechnology research and development company that specializes in developing diagnostics and therapeutics for Osteoarthritis.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CYTONICS
Revolutionizing
Osteoarthriti
Our new drug, "CYT-108,"
proven to protect against
damage in preclinical studies by
targeting the root cause of
osteoarthritis.

$238,585.70 Reserved

Earn 10% Bonus Shares
LOYALTY BONUS

Reserve Now

PREVIOUSLY CROWDFUNDED
$9,311,674

RESERVED
$238,585.70

INVESTORS
103

REASONS TO INVEST

- Cytonics is rewriting the Osteoarthritis (OA) treatment playbook with our novel biologic therapy based on a naturally-occurring blood protein called "A2M." Unlike palliative treatments, A2M actually halts OA's progression and encourages cartilage repair.
- Our 1st generation technology has already treated 8k+ patients, generating $591K revenue (2022) and providing clinical proof that our core A2M technology works. * The historical performance, including the number of patients treated and revenue generated, is not necessarily indicative of future results. Future success and performance are subject to various risks, uncertainties, and market conditions that may not replicate past achievements.
- We are led by an experienced team of MDs and PhDs, have 22 US and international patents, and boast Johnson and Johnson as a large shareholder. We invite you to join us as we aim to restore the quality of life of 365M suffering patients by advancing our novel A2M therapeutic into FDA clinical trials.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
658 W. Indiantown Road
Jupiter, FL 33458

WEBSITE
View Site

Cytonics is a biotechnology research and development company that specializes in developing diagnostics and therapeutics for Osteoarthritis.

TEAM



Gaetano Scuderi, MD
Founder & Chairman of the Board (Full Time)

Gaetano Scuderi, MD is the Founder and Chairman of the Board of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffalo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured worldwide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th-degree black belt in Jiu-Jitsu and the founder/principal instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi's love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.



Joey Bose
CEO & President (Full Time)

Mr. Bose has over 10 years' experience in biotechnology research development and healthcare investment banking. As President of Cytonics, his primary responsibilities include coordinating capital raising efforts, initiating clinical trials for the company's lead drug candidate (CYT-108), filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. He holds a BS in Biomedical Engineering from the University of Virginia (Charlottesville, VA) and an MS in Biomedical Engineering from Johns Hopkins University (Baltimore, MD).



Lewis Hanna, PhD
Chief Scientific Officer

Dr. Hanna has served as Chief Scientific Officer of Cytonics since February 2008. Dr. Hanna has over 28 years' experience in pharmaceutical research and development, specializing in the development of recombinant protein therapies. He has extensive knowledge of protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. Until 2004, Dr. Hanna was the Director of Process Development at Alexion Pharmaceutical, and prior to that he was a Group Leader at Bristol-Myers Squibb Pharmaceutical Research Institute. He also served a Principal Research Scientist at R.W. Johnson Pharmaceutical Research Institute (Raritan, NJ) for 7 years. Dr. Hanna received his BS degree from Cairo University (Giza, Egypt), received his PhD from City University of New York (New York City, NY), and completed a postdoctoral fellowship at Cornell University (Ithaca, NY).



Phil LoGrasso, PhD
Director (Part Time)

Phil LoGrasso, Ph.D. joined the company's growing Board of Directors in December of 2020. Dr. LoGrasso's expertise in the biotechnology industry includes experience as a Program Director at the National Institute of Health (NIH), Research Fellow in drug discovery and development at Merck and Avera Pharmaceuticals, and as a senior analyst at GQG Partners (a $56B global hedge fund). Phil has spent almost three decades actively involved in forming relationships with Big Pharma, venture-backed biotech companies, academic researchers at the NIH, and biotech-focused hedge funds.



Tracy Goeken, MD
Director (Part Time)

Cytonics recently welcomed Tracy Goeken, MD to the company's Board of Directors. As a member of the Board, Dr. Goeken will help drive the company's direction and manage clinical trials. Dr. Goeken brings over 15 years of expertise in the biopharmaceutical industry and currently serves as the Chief Medical Officer for Linical Americas, a contract research organization that provides the full spectrum of drug development services. Prior to Linical, Dr. Goeken held positions at The Methodist Hospital Research Institute in Houston, Texas, Pharm-Olam International, Nuron Biotech, and Somahlution. During his tenure as Vice President of Clinical and Medical Affairs at Nuron Biotech Inc., the company secured $80mm in financing for the commercialization and expansion of its vaccine Meningitec.





Gordon Ramseier
Director (Part Time)

Mr. Ramseier is the President, co-founder and an equity member of BCI LifeSciences LLC. He has over forty years of origination and operations experience, building and commercializing new technologies. He was a Founder of The Sage Group, and has held senior level executive and board of directors positions with a number of companies in the life sciences industry, including: OncoTherapeutics, ImmuneTech Pharmaceuticals, Inc. (later Dura Pharmaceuticals), the Healthcare Industries Practice of Booz, Allen & Hamilton, G.D. Searle, and Pfizer Laboratories. Mr. Ramseier received his M.B.A. (with distinction) from the Amos Tuck School of Business Administration, Dartmouth College and his B.S. in Chemistry from Washington & Lee University.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Cytonics.

10% **Loyalty Bonus**
Existing customers or have previously invested in Cytonics Corporation.

$499

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

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W Kim Colich
3 days ago

Hi Joey, I've been an investor since early 2019, then again in 2021. I would highly encourage you as you're ...
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SHANE HILLARD
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Hello Joey,
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CYTONICS.
Accepting
New
Shareholders
soon.
For those that missed out on our last crowdfund, your opportunity to become an investor in cutting-edge biotechnology research and development is coming soon.

Did you miss the last investment opportunity?

Cytonics is delighted to announce a unique opportunity - we will be opening our doors to new shareholders. For those who missed out on our last crowdfunding, this is your chance to **join us as investors in cutting-edge biotechnology research and development**. And for our loyal shareholders, now is your opportunity to continue to support Cytonics as we advance into Phase 1 clinical trials - our single biggest milestone to date!

Our story is one of innovation and determination. Founded by Dr. Gaetano Scuderi, a prominent orthopedic surgeon and researcher, Cytonics is on a mission to eradicate osteoarthritis through the development of a novel biologic therapy. We've made significant strides in this pursuit, including the development of our revolutionary first-generation therapy that has **treated over 8,000 patients**.

Now we're ready to introduce **"CYT-108," a biopharmaceutical that may be the *first and only* disease-modifying treatment for osteoarthritis if approved by the FDA**

After six years of dedicated R&D and a **$5 million investment**, CYT-108 is poised for its *first-in-human* **Phase 1 clinical trial in January 2024**. This is a pivotal moment in our journey, and we invite you to join us on our mission to rid the world of osteoarthritis.

To seize this opportunity, visit www.startengine.com/offering/cytonics **and reserve your shares today and receive an additional 5% bonus shares when you invest!**

Warm regards,

Joey Bose
President & CEO
Cytonics Corp
joey.bose@cytonics.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Our mailing address is:
Cytonics Corporation
658 W Indiantown Rd Ste 214
Jupiter, FL 33458-7535


CYTONICS.
Accepting
New
Shareholders
soon.
For those that missed out on our last crowdfund, your opportunity to become an investor in cutting-edge biotechnology research and development is coming soon.

Correction: link to reservation page
www.startengine.com/offering/cytonics

Cytonics is delighted to announce a unique opportunity - we will be opening our doors to new shareholders. For those who missed out on our last crowdfunding, this is your chance to **join us as investors in cutting-edge biotechnology research and development.** And for our loyal shareholders, now is your opportunity to continue to support Cytonics as we advance into Phase 1 clinical trials - our single biggest milestone to date!

Our story is one of innovation and determination. Founded by Dr. Gaetano Scuderi, a prominent orthopedic surgeon and researcher, Cytonics is on a mission to eradicate osteoarthritis through the development of a novel biologic therapy. We've made significant strides in this pursuit, including the development of our revolutionary first-generation therapy that has **treated over 8,000 patients.**

Now we're ready to introduce **"CYT-108," a biopharmaceutical that may be the *first and only* disease-modifying treatment for osteoarthritis if approved by the FDA**

After six years of dedicated R&D and a **$5 million investment,** CYT-108 is poised for its *first-in-human* **Phase 1 clinical trial in January 2024**. This is a pivotal moment in our journey, and we invite you to join us on our mission to rid the world of osteoarthritis.

To seize this opportunity, visit www.startengine.com/offering/cytonics and reserve your shares today and receive an additional 5% bonus shares when you invest!

Warm regards,

Joey Bose
President & CEO
Cytonics Corp
joey.bose@cytonics.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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CYTONICS®

[Reserve your shares today!]


Let's Rid the World of Joint Pain and Inflammation
We are gearing up for a first-in-human Phase 1 clinical trial of our novel biopharmaceutical treatment for osteoarthritis (OA). Are you ready to join us on our mission to bring relief to the 600M suffering from OA?
CYTONICS.

On the verge of a breakthrough

Are you ready to be a part of a remarkable mission that will potentially restore the quality of life of over 600M suffering people worldwide? Cytonics is. Since 2006, we have been committed to developing pioneering treatments for osteoarthritis (OA), a debilitating joint disease that is characterized by cartilage degeneration and joint pain and inflammation. *And now, we are on the verge of a breakthrough.*

Riding on the success of our first-generation, FDA-approved medical device therapy for OA, we are gearing up for a *first-in-*

Cytonics is on a mission to make a real difference in huma well-being. Founded by Dr. Gaetano Scuderi, an accomplished orthopedic surgeon and researcher, the company has already developed an FDA-approved therapy that has provided relief to over 8,000 patients suffering from OA.

We're ready to introduce "CYT-108," a novel biopharmaceutical designed to put an end to OA once and for all.

After six years of intense research and development and an investment of $5 million in R&D, CYT-108 is on the verge of its debut: a first-in-human Phase 1 clinical trial. This is our opportunity to change the lives of millions, and we invite new and returning investors to join us on this life-changing mission.

We will be offering Preferred Stock of the company valued at $2.30 per share on the StartEngine equity crowdfunding platform.

Early investors and our existing shareholders will receive preferential terms:

- If you reserve shares you will be eligible for an **automatic 5% bonus shares** as a "Thank You" for helping our crowdfunding campaign gain momentum.
- Early investors and existing shareholders may be eligible for up to **30% bonus shares**, free of charge, as an incentive for your commitment to our mission!
- Larger investors may also qualify for **one-on-one discussions with management** and **complementary treatment** with our FDA-approved medical device therapy for osteoarthritis.

Together, we can bring relief to the millions of people suffering from OA and give them their lives back.

For more details on this investment opportunity, please visit:

Reserve Shares

THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


CYTONICS
Accepting
New
Shareholders
soon.
For those that missed out on our last crowdfund, your opportunity to become an investor in cutting-edge biotechnology research and development is coming soon.

Did you miss the last investment opportunity?

Cytonics is delighted to announce a unique opportunity - we will be opening our doors to new shareholders. For those who missed out on our last crowdfunding, this is your chance to **join us as investors in cutting-edge biotechnology research and development.** And for our loyal shareholders, now is your opportunity to continue to support Cytonics as we advance into Phase 1 clinical trials - our single biggest milestone to date!

Our story is one of innovation and determination. Founded by Dr. Gaetano Scuderi, a prominent orthopedic surgeon and researcher, Cytonics is on a mission to eradicate osteoarthritis through the development of a novel biologic therapy. We've made significant strides in this pursuit, including the development of our revolutionary first-generation therapy that has **treated over 8,000 patients**.

approved by the FDA

After six years of dedicated R&D and a **$5 million investment,** CYT-108 is poised for its *first-in-human* **Phase 1 clinical trial in January 2024**. This is a pivotal moment in our journey, and we invite you to join us on our mission to rid the world of osteoarthritis.

To seize this opportunity, visit www.startengine.com/offering/cytonics **and reserve your shares today and receive an additional 5% bonus shares when you invest!**

Warm regards,

Joey Bose
President & CEO
Cytonics Corp
joey.bose@cytonics.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of

person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

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CYTONICS®

Reserve your shares today!


Sign Up to be the First to
Invest
Join Johnson and Johnson and invest in a biotechnology startup that is redefining regenerative medicine!
CYTONICS

Exclusive Opportunity to Reserve Your Investment In Cytonics
(and receive bonus shares)

We are pleased to announce that Cytonics will be raising capital on StartEngine!

Since our last equity crowdfund, Cytonics has **accomplished every milestone** promised to our investors:

- **Finalized the Phase 1 clinical trial protocol** and engaged the Contract Research Organization which will conduct the study.
- **Scheduled the *first-in-human* Phase 1 clinical trial** of CYT-108 for late January 2024 and engaged the clinical trial sites where patients will be treated.

Now, you have the opportunity to invest right before we accomplish our most significant milestone to date: the first-in-human Phase 1 clinical trial of CYT-108 as a treatment for osteoarthritis of the knee.

We're not just offering shares; we're inviting you to directly contribute to Biotechnology Research & Development

As a forward-thinking biotech company, we are redefining the landscape of regenerative medicine. With your investment, you'll **play a crucial role in our mission to eradicate osteoarthritis** and make a significant impact on global healthcare.

Our dedication to innovation and research is unquestionable. Led by renowned orthopedic surgeon and researcher, Dr. Gaetano Scuderi, Cytonics has developed groundbreaking therapies that have already provided relief to **over 8,000 patients.** Now, with our cutting-edge biopharmaceutical, "CYT-108," we're graduating from a preclinical to clinical-stage biotech company, and we want you to be part of this exciting endeavor.

Sign up now **to be among the first to invest and join the ranks of esteemed investors like Johnson & Johnson** in supporting a pioneering biotechnology startup that is on the brink of revolutionizing regenerative medicine.

To secure your shares and become an integral part of our vision, visit www.startengine.com/offering/cytonics and **receive up to 35% bonus shares** when you invest. Don't miss this chance to invest in a future where regenerative medicine knows no bounds.

Together, we can bring relief to the millions of people suffering from OA and give them their lives back.

For more details on this investment opportunity, please click the button

Reserve Shares

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

This letter may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Your continued support and reinvestment are not just vital for our progress but also for the fruition of your initial faith in us. By funding our upcoming Phase 1 clinical trial, you're not only propelling us towards a pivotal milestone but also ***ensuring that your initial investment yields its maximum return****.*

Every step we've taken, every achievement we've celebrated, has been possible because of your trust and investment. Now, as we stand on the brink of this significant leap in our journey, your ***reinvestment will be the key in turning our shared vision into a reality****.*

We've judiciously utilized every resource you've entrusted us with, achieving each promised milestone, and now, we're ready to make this critical advance into clinical trial. Let's continue this journey together, ensuring that your investment in Cytonics not only supports a groundbreaking medical advancement but also brings a ***well-deserved return on your faith in us****.*

Investing in Cytonics is more than a financial decision; it's a commitment to enhancing the well-being of you, your loved ones, and people worldwide. Your contribution plays a pivotal role in our groundbreaking efforts to improve global health.

Request share deck and video

Appreciatively,

Joey Bose

Joey Bose
President & CEO
joey.bose@cytonics.com
443-827-8135

TTW 4: ✅Sign Up To Be The First To Invest - December 5

Subject: Exclusive Opportunity to Reserve Your Shares in Cytonics!

Dear X,

We are pleased to announce that Cytonics will be raising capital on StartEngine!

Since our last equity crowdfund, Cytonics has accomplished every milestone promised to our investors:

- We have completed drug manufacturing of CYT-108, our novel biopharmaceutical treatment for osteoarthritis (OA).
- We have finalized the Phase 1 clinical trial protocol and engaged the Contract Research Organization which will conduct the study.
- We have scheduled the first-in-human Phase 1 clinical trial of CYT-108 and engaged the clinical trial sites where patients will be treated.

Now is your opportunity to invest right before we accomplish our most significant milestone to date: the *first-in-human* Phase 1 clinical trial of CYT-108 as a treatment for osteoarthritis of the knee. We're not just offering shares; we're inviting you to be part of a transformative journey. As a forward-thinking biotech company, we are redefining the landscape of regenerative medicine. With your investment, you'll play a crucial role in our mission to eradicate osteoarthritis and make a significant impact on global healthcare.

Our dedication to innovation and research is unquestionable. Led by renowned orthopedic surgeon and researcher, Dr. Gaetano Scuderi, Cytonics has developed groundbreaking therapies that have already provided relief to over 8,000 patients. Now, with our cutting-edge biopharmaceutical, "CYT-108," we're entering a new phase of research, and we want you to be part of this exciting endeavor.

Sign up now to be among the first to invest and join the ranks of esteemed investors like Johnson & Johnson in supporting a pioneering biotechnology startup that is on the brink of revolutionizing regenerative medicine.

To secure your shares and become an integral part of our vision, visit www.startengine.com/offering/cytonics and receive an additional 5% bonus shares when you invest.. Don't miss this chance to invest in a future where regenerative medicine knows no bounds. Join us in shaping a healthier world.

Warm regards,

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TTW 5: ✅Cytonics Crowdfunding FAQ - December 10

Subject: Join the Osteoarthritis Revolution with Cytonics' Equity Crowdfunding Campaign!

Dear X,

Get ready to be a part of something truly extraordinary. Cytonics is thrilled to announce the launch of our equity crowdfunding campaign on StartEngine.

What is Equity Crowdfunding?

- Equity Crowdfunding is revolutionizing the investment landscape. Think of it as Kickstarter for stock! Under Regulation CF, startups like Cytonics can offer their stock to the public without going through a public stock exchange. This means you, ordinary investors, have the unique opportunity to become shareholders in private companies during their early stages, a privilege previously reserved for Venture Capital. Once we achieve our drug development milestones, our shareholders may reap the rewards. The best part? You don't need to be an accredited investor to participate. It's the democratization of investing! Learn more at StartEngine.com.

What are the investment terms?

- Our goal is to make this opportunity accessible to as many people as possible. We're looking to build a diverse community of shareholders to champion our mission. You can become a shareholder for as little as $500, which will secure you 217 shares of preferred stock (valued at $2.30 per share). Preferred stock is especially valuable because it holds a "senior" position, ensuring repayment before common shareholders.
- If you reserve shares you may be eligible for up to 20% bonus shares, free of charge, as an incentive for your commitment to our mission! Larger investors may also qualify for one-on-one discussions with management and complementary treatment with our FDA-approved medical device therapy for osteoarthritis (in addition to the bonus shares!). And as a “Thank You” for your continued support, our current shareholders will receive an additional 10% bonus shares.

What will we use your investment for?

- We allocate over 70% of our funding directly to research and development, making us agile and efficient. Our unwavering focus is on CYT-108, a pioneering biopharmaceutical treatment for osteoarthritis. Your investment will play a pivotal role in funding our first-in-human Phase 1 clinical trial – a historic milestone for Cytonics.
- But that's not all; we have plans to explore other disease indications such as Chronic Obstructive Pulmonary Disease and Acute Respiratory Distress Syndrome, diversifying our pipeline and enhancing our company's value.

When are you launching the Equity Crowdfund campaign?

- Our equity crowdfunding campaign is set to launch very soon. You'll receive an official notification of the launch date from StartEngine! Be ready to join us on this remarkable journey. Reserve your shares today.

An investment in Cytonics is not just an opportunity to participate in state-of-the-art biotechnology research and development, it’s an investment in the future health of yourself, your friends, and your family.. We can't wait to have you on board.

Best regards,

TTW 5.5: ✅10% Reservation Bonus (12/9)

Subject: Reserve your Cytonics investment and receive 10% bonus shares

Preview text: Place your reservation before our campaign launches in the next few days.

You are a valued member of our community, and we are pleased to offer you an **extra 10% bonus shares** for reservations made before our Equity Crowdfunding campaign goes live in the next few days!

This **Reservation Bonus** stacks on top of the other bonuses we are offering for investments made early on in the campaign. This is to incentivize early investment which will help our campaign gain momentum and visibility within the StartEngine community.

Combo/Avid Investor Perks:

- **Early Bronze**: Invest **$2,000+** in the first two weeks for **10%** bonus shares.
- **Early Silver**: Invest **$5,000+** in the first two weeks for **15%** bonus shares.
- **Early Gold**: Invest **$10,000+** in the first two weeks for **20%** bonus shares.

By making your reservation before the campaign goes live and completing your investment within the next 2 weeks, you may be eligible for **up to 30% bonus shares**. This is equivalent to a **>20% reduction in share price**, which is *less expensive* than the valuation in our previous campaign!

Appreciatively,

Joey Bose

Joey Bose

President & CEO

joey.bose@cytonics.com

443-827-8135

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

TTW 6: ✅Why invest in Cytonics? - December 7

Dear X,

Why should you invest in Cytonics? Since 2006, we've been on a relentless mission to eradicate osteoarthritis (OA), a debilitating condition affecting over 600 million people worldwide and costing the global economy a staggering $240 billion in ineffective treatments. Our track record speaks volumes:

Our Pioneering Therapy: APIC System

- Our journey began with the development of the Autologous Protease Inhibitor Concentrate ("APIC") system,. which purifies a therapeutic protein, known as "A2M," directly from the bloodstream.
- APIC is FDA-approved and has been used to treat over 8,000 patients to date.

A2M: The Cartilage Protector

- A2M is a naturally occurring blood protein that plays a role in blood clotting. It does this through a mechanism called "protease inhibition."
- A2M serves as a shield against the destructive protease enzymes responsible for cartilage degradation in arthritic joints.
- The success of our APIC treatment is tangible proof that A2M works.

Introducing CYT-108: A Game-Changer

- We are currently developing a genetically modified A2M variant, "CYT-108."
- We have demonstrated that CYT-108 is 3x more potent than the naturally occurring A2M molecule, and reduces cartilage degradation by up to 60% within 3 months of treatment (2 doses).
- If approved by the FDA, CYT-108 will be a groundbreaking pharmaceutical, addressing the very root cause of osteoarthritis by targeting those troublesome enzymes.

De-Risked Development

- The development of CYT-108 isde-risked thanks to the resounding clinical and commercial success of APIC.
- APIC is a testament to A2M's efficacy, and we are poised for a transformative leap forward with the development of CYT-108

The Precipice of Progress

- We stand on the brink of the most pivotal milestone in Cytonics' history: the *first-in-human* Phase 1 clinical study of CYT-108 as a treatment for osteoarthritis of the knee. This is the moment that could change the future of osteoarthritis treatment.

Your Opportunity to Make a Difference

- Now is your chance to invest in Cytonics, right before we reach this critical milestone. Your investment will propel CYT-108 through the rigorous FDA clinical trial process, paving the way for a revolution in osteoarthritis management.

Are you ready to be part of this transformative journey? Reserve shares today.You will then receive step-by-step instructions on how to invest when our Equity Crowdfunding campaign goes live.

We will be offering Preferred Stock of the company valued at $2.30 per share. Early investors will receive preferential terms:

- If you reserve shares you may be eligible for up to 20% bonus shares, free of charge, as an incentive for your commitment to our mission!
- Larger investors may also qualify for one-on-one discussions with management and complementary treatment with our FDA-approved medical device therapy for osteoarthritis.
- And as a “Thank You” for your continued support, our current shareholders will receive an additional 10% bonus shares.

Together, we can rid the world of osteoarthritis and restore the health of over 600M people debilitated by this disease.

Best regards,

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY’S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

✅Extra email: Join us in our mission to rid the world of osteoarthritis

Dear X,

Cytonics is thrilled to extend a special invitation to you - the opportunity to join our mission to eradicate osteoarthritis. We're not just offering an investment opportunity; we're inviting you to invest in the future health of yourself, friends, and family.. Our mission is crystal clear: we are developing the *first therapy* that directly targets the root cause of cartilage degeneration in arthritic joints..

Founded in 2006 by Dr. Gaetano Scuderi, a pioneering orthopedic surgeon and researcher, Cytonics is committed to developing the cure for osteoarthritis. Our journey has led us to significant breakthroughs, including a transformative therapy that has positively impacted the lives of over 8,000 patients. Now, we're on the brink of FDA human clinical trials for "CYT-108," a groundbreaking advancement designed to eliminate OA once and for all.

After six years of unwavering dedication and a $5 million investment, CYT-108 is primed for its *first-in-human* Phase 1 clinical trial in January 2024. This pivotal moment is the culmination of

our collective effort to develop a therapy that addresses the root cause of cartilage degeneration. Now, we are inviting new and current shareholders to participate in our groundbreaking research and accelerate the development of CYT-108 through FDA clinical trials.

We will be offering Preferred Stock of the company valued at $2.30 per share. Early investors will receive preferential terms:

- If you reserve shares you may be eligible for up to 20% bonus shares, as an incentive for your commitment to our mission!
- Larger investors may also qualify for one-on-one discussions with management and complementary treatment with our FDA-approved medical device therapy for osteoarthritis.
- And as a "Thank You" for your continued support, our current shareholders will receive an additional 10% bonus shares.

To join us on our mission, please visit www.startengine.com/offering/cytonics to research your shares today.

Warm regards,